UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 29, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File Number: 001-38555

THE LOVESAC COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware	32-0514958
State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.

Two Landmark Square, Suite 300 Stamford, Connecticut	06901
Address of Principal Executive Offices	Zip Code

Registrant's telephone number, including area code (888) 636-1223

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	LOVE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 29, 2022 (last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the voting common stock held by non-affiliates of the Registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) was approximately $439,821,967.

As of March 15, 2023, there were 15,195,566 shares of common stock, $0.00001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement relating to its 2023 Annual Meeting of Stockholders, or the 2023 Proxy Statement, to be filed with the Securities and Exchange Commission, are incorporated by reference into Part III of this Annual Report on Form 10-K. Such 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other legal authority, which statements may involve substantial risk and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions.

You should not place undue reliance on forward looking statements. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur at all or on a specified timeframe. The cautionary statements set forth in this Annual Report on Form 10-K, including in Part II — Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things: business disruptions or other consequences of economic instability, political instability, civil unrest, armed hostilities (including the conflict in Ukraine), natural and man-made disasters, pandemics or other public health crises, such as the COVID-19 pandemic and related variants, or other catastrophic events; the impact of changes or declines in consumer spending and inflation on our business, sales, results of operations and financial condition; our ability to manage and sustain our growth and profitability effectively, including in our ecommerce business, forecast our operating results, and manage inventory levels; our ability to improve our products and develop new products; our ability to successfully open and operate new showrooms; our ability to advance, implement or achieve the goals set forth in our ESG Report; our ability to realize the expected benefits of investments in our supply chain and infrastructure; disruption in our supply chain and dependence on foreign manufacturing and imports for our products; our ability to acquire new customers and engage existing customers; reputational risk associated with increased use of social media; our ability to attract, develop and retain highly skilled associates; system interruption or failures in our technology infrastructure needed to service our customers, process transactions and fulfill orders; any inability to implement and maintain effective internal control over financial reporting or inability to remediate any internal controls deemed ineffective; unauthorized disclosure of sensitive or confidential information through breach of our computer system; the ability of third-party providers to continue uninterrupted service; the impact of tariffs, and the countermeasures and tariff mitigation initiatives; the regulatory environment in which we operate, our ability to maintain, grow and enforce our brand and intellectual property rights and avoid infringement or violation of the intellectual property rights of others; and our ability to compete and succeed in a highly competitive and evolving industry.

We caution you that the foregoing list may not contain all the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur at all or on a specified timeline,, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

PART I.

Item 1.   Business.

When used in this report, the terms "we," "us," "our," "Lovesac" and the "Company" mean The Lovesac Company.

Company Overview

We are a technology driven company that designs, manufactures and sells unique, high quality furniture derived through our proprietary "Designed for Life" approach which results in products that are built to last a lifetime and designed to evolve as our customers' lives do. Our current product offering is comprised of modular couches called Sactionals, premium foam beanbag chairs called Sacs, and their associated home decor accessories. Innovation is at the center of our design philosophy with all of our core products protected by a robust portfolio of utility patents. We market and sell our products through an omni-channel platform that includes direct-to-consumer touch-feel points in the form of our own showrooms, which include our newly created mobile concierge and kiosks, and online directly at *www.lovesac.com*. We believe that our ecommerce centric approach, coupled with our ability to deliver our large upholstered products through express couriers, is unique to the furniture industry.

Product Overview

Our products serve as a set of building blocks that can be rearranged, restyled and re-upholstered with any new setting, mitigating constant changes in fashion and style. They are built to last and evolve throughout a customer's life.

- **Sactionals.**   Our Sactional product line currently represents a majority of our net sales. We believe our Sactionals platform is unlike competing products in its adaptability yet is comparable aesthetically to similarly priced premium couches and sectionals. Our Sactional products include a number of patented features relating to their geometry and modularity, coupling mechanisms and other features. Utilizing only two, standardized pieces, "seats" and "sides," and approximately 200 high quality, tight-fitting covers that are removable, washable, and changeable, customers can create numerous permutations of a sectional couch with minimal effort. Customization is further enhanced with our specialty-shaped modular offerings, such as our wedge seat and roll arm side. Our custom features and accessories can be added easily and quickly to a Sactional to meet endless design, style, storage and utility preferences, reflecting our Designed for Life philosophy. Sactionals are built to meet the highest durability and structural standards applicable to fixed couches. Sactionals are comprised of standardized units and we guarantee their compatibility over time, which we believe is a major pillar of their value proposition to the consumer. Our Sactionals represented 89.8%, 87.6% and 84.5% of our sales for fiscal years 2023, 2022 and 2021, respectively.

  During October 2021, we introduced the new Sactionals StealthTech Sound + Charge product line. This unique innovation features immersive surround sound by Harman Kardon and convenient wireless charging, all seamlessly embedded and hidden inside the adaptable Sactionals platform. The System includes two Sound + Charge Sides each with embedded front- and rear-firing Harman Kardon speakers, a Subwoofer that easily integrates into a Sactionals Seat Frame and a Center Channel, all working in unison to deliver captivating surround sound that is completely hidden from view.

- **Sacs.**   We believe that our Sacs product line is a category leader in oversized beanbags. The Sac product line offers 6 different sizes ranging from 25 pounds to 95 pounds with capacity to seat 3+ people on the larger model Sacs. Filled with Durafoam, a blend of shredded foam, Sacs provide serene comfort and guaranteed durability. Their removable covers are machine washable and may be easily replaced with a wide selection of cover offerings. Our Sacs represented 8.5%, 10.5% and 14.0% of our sales for fiscal years 2023, 2022 and 2021, respectively.

- **Other.**   Our Other product line complements our Sacs and Sactionals by increasing their adaptability to meet evolving consumer demands and preferences. Our current product line offers Sactional-specific drink holders, Footsac blankets, decorative pillows, fitted seat tables and ottomans in varying styles and finishes and our unique Sactionals Power Hub, providing our customers with the flexibility to customize their furnishings with decorative and practical add-ons to meet evolving style preferences.

Sales Channels

We offer our products through an omni-channel platform that provides a seamless and meaningful experience to our customers online and in-store. Our distribution strategy allows us to reach customers through four distinct, brand-enhancing channels.

- **Showrooms.** We market and sell our products through 195 showroom locations at top tier malls, lifestyle centers, mobile concierge, kiosk, and street locations in 40 states in the U.S. We carefully select the best small-footprint showroom locations in high-end malls and lifestyle centers for our showrooms. Compared to traditional retailers, our showrooms require significantly less square footage because of our need to have only a few in-store sample configurations for display and our ability to stack our inventory for immediate sale. The architecture and layout of these showrooms is designed to communicate our brand personality and key product features. Our goal is to educate first-time customers, creating an environment where people can touch, feel, read, and understand the technology behind our products. We are updating and remodeling many of our showrooms to reflect our new showroom concept, which emphasizes our unique product platform, and is the standard for new showrooms. Our new showroom concept utilizes technology in more experiential ways to increase traffic and sales. Net sales generated by this channel accounted for 61.2%, 60.0% and 45.6% of total net sales for fiscal years 2023, 2022 and 2021, respectively.

- **Ecommerce.** Through our ecommerce channel, we believe we are able to significantly enhance the consumer shopping experience for home furnishings, driving deeper brand engagement and loyalty, while also realizing more favorable margins than our showroom locations. We believe our robust technological capabilities position us well to benefit from the growing consumer preference to transact at home and via mobile devices. With furniture especially suited to ecommerce applications, our net sales completed through this channel accounted for 27.1%, 30.2% and 47.1% of total net sales for fiscal years 2023, 2022 and 2021, respectively.

- **Other touchpoints.** We augment our showrooms with other touchpoint strategies including online, pop-up-shops, shop-in-shops, and barter inventory transactions. Our barter inventory transactions with a third party vendor are part of our Circle to Customer ("CTC"), Designed for Life and Environmental, Social and Governance ("ESG") initiatives. CTC is our operational philosophy in which business processes, including the design of our products, are optimized for looped (circle) and/or local operations. We repurpose returned open-box inventory in exchange for media credits, which are being used to support our advertising initiatives to create brand awareness and drive net sales growth. We utilize in store pop-up-shops to increase the number of locations where customers can experience and purchase our products, a low cost alternative to drive brand awareness, in store sales, and ecommerce sales. These in store pop-up-shops are staffed similarly to our showrooms with associates trained to demonstrate and sell our products and promote our brand. Unlike the in store pop-up-shops which are typically 10-day shows, and pop-up locations, shop-in-shops are designed to be in permanent locations carrying the same digital technology of our showrooms and are also staffed with associates trained to demonstrate and sell our products. Shop-in-shops require less capital expenditure to open a productive space to drive brand awareness and touchpoint opportunities for demonstrating and selling our products. During fiscal year 2023, we operated 22 shop-in-shops at Best Buy and online at Best Buy.com as compared to 21 shop-in-shops in fiscal 2022. We hosted 9 online pop-ups on Costco.com and 113 in store pop-up-shops in fiscal year 2023 as compared to 7 online pop-ups and no in store pop-up-shops in fiscal year 2022. We expect to continue hosting both online pop-ups on Costco.com and Costco in store pop-up-shops. Other sales which includes pop-up-shop sales, barter inventory transactions, and shop-in-shop sales accounted for 11.7%, 9.8% and 7.3% of our total sales for the fiscal years ended 2023, 2022 and 2021, respectively.

Customers

Our Designed for Life products provide flexibility, upgradeability and sustainability, elements that attract a wide customer base and can change as their life changes. Our customers have different tastes, styles, purchasing goals and budgets when shopping for couches, and our Sactionals platform's modularity addresses this array of needs.

- **Target Demographics.** Based on our internal data, our target customer is 25 to 45 years in age with an annual household income of over $100,000. We consider this to be an attractive demographic because of its higher than average rates of household formation and furniture purchasing. Since 2020, we have experienced accelerated growth in new customer transactions from our target customers and beyond, demonstrating the expansive relatability and demand of our products.

- **Robust customer lifetime value.** The fiscal 2023 cohort had an average first year value of $3,309 per new customer, and this is the highest first year value of all cohorts we have tracked since fiscal 2015 higher than the fiscal 2015 cohort benchmark whose Customer Lifetime Value (CLV) is currently $1,426, which increased from $1,383 in fiscal 2022. We believe this is an outcome of our decision to focus on driving penetration of Sactionals and our launch of StealthTech Sound + Charge. We calculated our fiscal 2023 cohort CLV by dividing the aggregate gross profits through fiscal 2023 attributed to the fiscal 2023 cohort (approximately $443 million) by the total number of new customers from fiscal 2023 (133,941).

- **Customer Acquisition Cost.** We refined our definition of Customer Acquisition Cost (CAC) with our enhanced real estate strategy to be locations in Malls, Lifestyle centers and urban areas. Our CAC calculation refinement includes malls, lifestyle centers and urban areas, and under this revised definition, the CAC for fiscal 2023 and 2022 was $628.16 and $542.02 as we continue to open more retail locations, respectively. This increase is attributable to our increase in marketing spend targeted at Sactional customers and we expect our CAC to continue to increase as we continue to target Sactional customers and drive penetration of StealthTech. We also expect this increase in CAC to correspond with a continued increase in CLV. Our CLV/CAC ratio for fiscal 2023 was 5.27 compared to 5.24 for fiscal 2022.

Growth Strategies

To position Lovesac for future growth, in the last several years we have made significant investments in overhead, optimized and integrated our business technologies and processes, and further developed our marketing strategies. In addition, we have refocused our strategy regarding our showrooms, moving across malls, lifestyle centers, strip malls, and pad sites and continue to support ecommerce sales, a critical growth channel. We are moving to fixed versus variable rent structures in many of our lease arrangements and have introduced a new interactive technology driven showroom experience that has resulted in higher traffic levels and conversion.

We are also focused on the following key strategies to drive sales growth:

Continue to Build on Our Brand

We aggressively invest in brand building and direct marketing efforts through a robust and diverse marketing mix. Our focus on building the Lovesac and Sactional brands has led to an increase in our new Sactional customer base, which grew by 18.7% in fiscal 2023. Our ecommerce channel plays a significantly role in the shopper journey as it is frequently the first step in the shopping journey a prospect will take and our first opportunity to build our brand and educate on our product. We continue to invest into this digital channel to improve user experience, enhancing their research, understanding and confidence in their purchase decision.

Our commitment to sustainability is central to our stated purpose and strategy. Our Designed For Life approach calls for products that are built to last a lifetime and designed to evolve with our customers' lives. Sactionals represent our Designed For Life philosophy in action and customers generally invest in them with a long-term focus. We believe this is a competitive advantage and has helped us establish a unique brand and a successful culture.

New Strategy on Innovation

Innovation and test-and-learn are engrained within our Company, from product to operations to marketing and distribution. From inception, we have focused on developing unique, innovative and proprietary product platforms. We deploy a dual strategy of continuously researching and product invention and designing. We are continuously expanding and introducing new extensions to these platforms to broaden the appeal, grow the addressable market of our product offerings and ultimately continue to grow and evolve with our customers' needs. We continually evaluate new products to complement our Sactionals and Sac lines and are currently developing accessories for the tech-savvy consumer. During October 2021, we introduced the Sactionals StealthTech Sound + Charge product line. This unique innovation features immersive surround sound by Harman Kardon and convenient wireless charging, all seamlessly embedded and hidden inside the adaptable Sactionals platform. The System includes two Sound + Charge Sides each with embedded front- and rear-firing Harman Kardon speakers, a Subwoofer that easily integrates into a Sactionals

Seat Frame and a Center Channel, all working in unison to deliver captivating surround sound that is completely hidden from view. As we continue to grow our business and add additional showrooms in strategic locations across the United States, we seek the ability to service more customers locally with area-designated representatives who will shift their efforts between our showrooms and customers' homes.

Increase Sales and Operating Margins

We seek to increase sales and operating margins through our premium market position and pricing strategy and omni-channel platform, which we believe will require relatively small near term increases in fixed overhead.

- **Premium Market Position and Pricing.** Our products are positioned in the premium couch segment of the furniture market. We market as premium products because of our proprietary foam fillings, higher quality materials, our unique Designed For Life design philosophy, and unique Circle to Consumer operating philosophy requiring a distinct level of manufacturing and service capabilities. At our price point, we offer a unique value proposition that combines both beautiful aesthetics and utility to our customers that we believe our competitors cannot offer. Additionally, our high-end branding strategy, further enhanced by our unsolicited celebrity endorsements and large social media following, commands premium pricing, as we feel lowering prices may negatively affect the perception of our products. The difference is explained by our platform approach, where once a customer buys their first couch, the cost of expanding and adding to it over time drives more value than the traditional method of purchasing another new couch to replace the old one.

- **Omni-channel Platform.** By leveraging our omni-channel platform, we cost-effectively drive traffic to our ecommerce channel, resulting in increased web-based sales and improved operating margins. We continually seek to improve our ecommerce capabilities to drive sales, improve CSAT, and take advantage of the lower cost of this channel. Our showrooms and other direct marketing efforts work in concert to drive customer conversion in ecommerce, providing customers with the flexibility to purchase where, when, and how they want. Customers have the capability to begin an order in the showroom, continue the purchase online, and vice versa. In addition, our shop-in-shops provide a low cost alternative to drive brand awareness and both in-store and ecommerce sales.

Supply Chain and Sourcing

We manage a global supply chain of highly vetted and qualified, third-party manufacturing partners to produce our products. Our partners operate facilities located in the United States, China, Vietnam, Malaysia, Taiwan, Indonesia, and India. We do not currently own or operate any manufacturing facilities as we believe our partners' facilities are sufficient to meet our current demand and will be able to meet any additional demand in the future. We do, however, expect to invest in additional domestic manufacturing capabilities to support supply chain redundancy for certain of our products. Additionally, we work closely with our manufacturing partners regarding product quality and manufacturing process efficiency. To mitigate the concentration risk in our supply chain, we have and continue to pursue a higher diversification of manufacturing partners, with both sourcing, tariff, and geographical advantages.

Logistics and Distribution

We are able to efficiently distribute and ship our products to our customers. Due to the unique modularity of our Sactionals products and the shrinkability of our Sacs, we are able to distribute our products through nationwide express couriers and efficiently utilize warehouse space and international shipping routes. We believe our Sactionals are the only product in its category that enjoys this logistical advantage.

Seasonality

We experience seasonal fluctuations in our sales. A larger percentage of our sales occur in the fourth quarter of our fiscal year, which coincides with Cyber Monday (the first Monday after Thanksgiving, when online retailers typically offer holiday discounts), the holiday season and our related promotional and marketing campaigns. Our fiscal 2023 quarters in sequential order equaled 19.9%, 22.8%, 20.7% and 36.7% of total net sales, respectively.

Intellectual Property

We own 32 U.S. federal trademark registrations, 239 foreign trademark registrations, and a number of U.S. and foreign trademark applications and common law trademark rights. Our registered U.S. trademarks include registrations for the Lovesac, Lovesoft, Sactionals, Durafoam, SAC, SACS, Moviesac, Supersac, Squattoman, Total Comfort, Gamersac, Citysac, Footsac, Always Fits. Forever New, The World's Most Comfortable Seat, The World's Most Adaptable Couch, Designed for Life, and DFL trademarks. Our trademarks, if not renewed, are scheduled to expire between calendar years 2023 and 2033.

In order to maintain our U.S. trademark registrations, we must continue to use the marks in commerce on the goods and services identified in the registrations and must make required filings with the U.S. Patent and Trademark Office at intervals specified by applicable statutes and regulations. Failure to comply with these requirements may result in abandonment or cancellation of the registrations.

We have 26 issued U.S. utility patents and 48 issued foreign utility patents, that are scheduled to expire between 2025 and 2039. We have 14 pending U.S. patent applications, 34 pending foreign patent applications and 1 pending international patent application. Our Sactional technology patents include our proprietary geometric modular system and segmented bi-coupling technology. We also have multiple patents pending and expect to file patent applications for future innovations. We believe that our patent portfolio, combined with our innovative design approach may deter others from attempting to imitate or replicate our products.

Competition

Our business is rapidly evolving and intensely competitive. Retailers compete based on a variety of factors, including design, quality, price and customer service. Levels of competition and the ability of our competitors to attract customers through competitive pricing or other factors may impact our results of operations. Our competition includes furniture stores, big box retailers, department stores, specialty retailers and online furniture retailers and marketplaces.

We believe our combination of proprietary products, brand strength, loyal customer base, omni-channel approach, technological platform, unique consumer experience, logistical advantages and seasoned management team allow us to compete effectively against and differentiate ourselves from the competition.

Environmental Sustainability and Social Responsibility

Our business is purpose driven, pursuing continued economic growth alongside environmental and social responsibility through innovative and lasting programs. We have incorporated social, environmental, health and safety procedures into our global manufacturing standards. Additionally, we are taking an enhanced inventory of our carbon footprint and constructing new operational processes to reduce waste throughout our value chain.

Our social and environmental initiatives include but are not limited to the following:

Social Responsibility Initiatives

We are committed to provide a fulfilling and inclusive workplace, cultivating a diverse workforce and continuous opportunities to learn new skills. Associate development hours and engagement scores are regularly measured and reported with a goal to transparently share our progress in these areas each year. In fiscal 2021, we founded a Diversity, Equity, and Inclusion (DEI) council and steering committee, that will lead the continued growth of programs supporting underrepresented groups and empowering employees to be responsive equality leaders. In fiscal 2023, we announced measurable DEI goals of increasing the number of women and BIPOC in leadership roles throughout the Company. Extending our social commitments beyond our own operations and into the communities we serve, we have established a committee to expand future community giving programs.

Environmental Sustainability Initiatives

Delivering innovative solutions to support a sustainable, low carbon future is anchored in our guiding principles. In fiscal 2023, we established new Environmental, Social and Governance (ESG) targets to minimize our overall environmental impacts across a range of important measures, such as emission, energy use, waste, and sustainable sourcing. By 2040, we plan to reach targets of zero waste and zero emissions across our entire value chain. We are also aiming to repurpose 1 billion plastic bottles in our products with fabrics made from recycled plastic fibers. Detailed information on these and other long-term environmental goals can be found in our FY22 ESG Report.

We monitor our sourcing facilities that manufacture Lovesac products for implementation of safe and ethical business practices in the areas of working hours, wages, benefits, forced labor, discrimination, and child labor. These facilities are also required to manage their environmental impacts, provide a safe and healthy environment in all workspaces, comply with all local wage and hour laws and regulations, and comply with all applicable environmental laws and regulations. Ethical and environmental practices are confirmed through agreements with our manufacturers to submit to third party auditing and authorized monitoring. We work to ensure our products are safe for our customers and their homes with strict safety standards and responsible use of chemicals. To achieve these standards, we strive for all of our products to meet or exceed performance requirements for product durability, safety, and consumer satisfaction through rigorous safety inspections.

In December 2022, we published our second annual Environmental, Social, and Governance (ESG) report aligned with the guidance of the Sustainability Accounting Standards Board (SASB). We believe that transparently disclosing the goals and metrics pertinent to our ESG programs will grant our stakeholders continued visibility of our progress. To that end, we expect to update this report on an annual basis for consistent transparency of our evolving ESG strategy and related efforts. Our most recent ESG report is available at: *https://investor.lovesac.com/esg*. The content of our website is not incorporated by reference in this Form 10-K.

Environmental Compliance

Our manufacturing operations are subject to a variety of U.S. and international environmental protection measures. We believe that our operations comply in all material respects with applicable environmental laws and regulations. Our compliance with these requirements is not expected to have a material effect upon our capital expenditures, cash flows, earnings, or competitive position.

Human Capital

The long-term success of our business depends on attracting, developing and retaining top talent to drive our growth strategy and support our guiding principles. These principles are the foundation of our business and grounded in true sustainability, a singular focus on high quality execution of fewer core products, consideration of all stakeholder perspectives in our decision-making, and championing meaningful relationships through the development of products that bring people together.

Our corporate culture celebrates our associates at online rallies and annual events designed to engage our associates and reward them for exemplary work and embodiment of our values. We support our associates' professional development through annual training programs on topics relevant to our business, functional areas, or policies and procedures. Our associates participate in quarterly coaching sessions with their managers where they are evaluated on their performance relative to certain key performance indicators and alignment with our values and given actionable feedback. We engage our associates on many levels to share learnings, educate, and foster community and connection.

Our talent acquisition strategy is to attract top talent and become a sought-after U.S. employer focused on our Designed For Life philosophy and a culture of diversity, equity and inclusivity. We have initiated this strategy by expanding the areas from which we source talent and offering flexible remote working opportunities for eligible associates. We will continue to build on this strategy, working in parallel with our evolving future work strategy. We also offer a robust and immersive onboarding plan to create a strong foundation for our new associates and timely, effective integration.

In fiscal 2023, a majority of our workforce continued to work remotely. To support our headquarters-based associates, we ensure that our associates have the technology to support remote work and are redefining our future working environment to offer flexible working solutions. For associates supporting our showrooms, we implemented specific protocols to ensure the safety of our associates and our customers.

As of January 29, 2023, we had 769 full-time associates and 641 part-time associates, and we contracted with three independent contractors. Our workforce was 58% female, and women hold 46% of the available leadership roles within the Company.

All associates and contractors are subject to contractual agreements that specify, among other things, requirements for confidentiality, ownership of newly developed intellectual property and restrictions on working for competitors as well as other matters.

Diversity, Equity and Inclusion

In fiscal 2023, we prioritized developing a strategic diversity, equity and inclusion plan to ensure a diverse workforce composition, operating in an inclusive and transparent workplace culture, to leverage all of our talents. We engaged with partners to guide our diversity, equity and inclusion strategy, and elicited feedback from our associates on factors affecting diverse individuals and communities. We also established a steering committee of senior leaders and a Diversity and Inclusion Council of associates to drive our program's objectives. We have expanded our diversity recruiting practices, deployed training programs to increase awareness of diversity, equity and inclusion issues, and are developing tools to drive accountability toward achieving the Company's goals. In fiscal 2023, we hired a Director of DEI and People Strategy to help us continue to develop and execute our DEI mission by creating a clear roadmap, programs, and processes and a cohesive, inclusive experience for individuals who encounter the Lovesac brand.

Product Development

We design and sell non-seasonally driven, Designed For Life products, that are focused on driving incremental value for our customer. The process leverages numerous inputs to shape our product roadmap, sequencing of product launches, and prioritization of product projects. A few examples of these sources of information are consumer insights generated by research commissioned by Lovesac, patterning our category and key competitors, and product opportunities developed to address customer satisfaction. All products that we bring to market must adhere to our Designed For Life design philosophy which calls for products that are built to last a lifetime and designed to evolve as life changes. This ensures that our products not only leverage responsible inputs when possible, but also create a sustainable product that is built to last and designed to evolve.

Government Regulation

We are subject to numerous U.S. and international trade laws and regulations, and U.S. federal, state and foreign laws and regulations covering a variety of subject matters, many of which are evolving. These laws and regulations involve matters including privacy, data use, data protection and personal information, intellectual property, product liability, ecommerce, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. Our compliance with these laws and regulations may be onerous and could, individually or in the aggregate, increase our cost of doing business and/or otherwise have an adverse impact on our business, reputation, financial condition, and operating results.

For additional information about government regulation applicable to our business, see Part I, **Item 1A. Risk Factors** in this Annual Report on Form 10-K.

Available Information

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, our Proxy Statements and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") are available, free of charge, on our investor relations website (*https://investor.lovesac.com*) as soon as reasonably practicable after we file such materials electronically with or furnish it to the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K and the inclusion of our website address in this Annual Report is for reference only. The SEC also maintains a website that contains our SEC filings at *www.sec.gov*.

Item 1A.   Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including our financial statements and the related notes thereto. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently believe are not material, also may become important factors that affect us and impair our business operations. The occurrence of any of the events or developments discussed in the risk factors below could have a material and adverse impact on our business, results of operations, financial condition and cash flows, and in such case, our future prospects would likely be materially and adversely affected. If any of such events or developments were to happen, the trading price of our common stock could decline.

<u>**Summary**</u>

Our business is subject to numerous risks and uncertainties, as described below, that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. The principal factors and uncertainties that make investing in our common stock risky include, among others:

- our ability to sustain profitability, and raise capital;

- our ability to accurately forecast our operating results and growth rate or manage our growth effectively;

- our ability to maintain our brand image, engage new and existing customers and gain market share;

- our ability to compete successfully;

- our ability to effectively market and launch our products and increase customer traffic;

- our ability to attract, develop, motivate and maintain well-qualified associates;

- systems interruptions that impair customer access to our sites or other performance failures in our technology infrastructure, including significant disruptions of or breach in security of information technology systems and violation of data privacy laws;

- any decline in consumer spending including due to negative impact from economic conditions;

- our dependence on a small number of suppliers, including international suppliers and those in developing countries, foreign manufacturing and imports;

- the impact of increases in demand for, or the price of, raw materials used to manufacture our products;

- our inability to manage our inventory levels and products, including the complexities created by our omni-channel operations, and sustain our Internet sales levels;

- our ability to successfully open and operate new showrooms and continue to achieve showroom growth rates that we have achieved in the past;

- our ability to successfully adapt to consumer shopping preferences;

- unfavorable changes to government regulation of the Internet and ecommerce; and

- our ability to protect our trademarks, brand image, or other intellectual property rights.

Business and Industry Risks

If we fail to manage our growth effectively, our business, financial condition and operating results could be harmed.

Our historical growth rates may not be sustainable or indicative of future growth. To manage our growth effectively, we must continue to implement our operational plans and strategies, acquire new and retain existing customers, increase our showroom base, optimize our omni-channel operations, and improve and expand our infrastructure of people and information systems. The success of our growth strategy depends, in part, on our ability to keep existing customers engaged and attract new customers to our brand. To acquire new customers, we must appeal to prospects who have historically used other means of commerce to purchase furniture, such as traditional furniture retailers. There is no guarantee that we will continue to be able to retain existing customers and drive customer acquisition rates necessary for us to maintain our current growth rate.

Additionally, we may not be able to achieve the showroom sales growth rates that we have achieved historically as we continue to expand our showroom base. While our focus is to continue the expansion of our showrooms, this may result in the closure of underperforming showroom locations or locations with declining profitability in order to pursue more productive opportunities that are in line with our real estate strategy. In addition, the results of operations of our showroom locations have and are expected to continue to fluctuated based on, among others, consumer spending patterns, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our product assortment, the success of marketing programs, weather conditions and public health crises. These factors may cause our showroom sales results and growth rates in the future to be materially lower than recent periods or our expectations, which could harm our business and results of operations.

Growing our business through our omni-channel operations is key to our growth strategy. Our goal is to offer our customers seamless access to our products across our channels, and our success depends on our ability to anticipate and implement innovations in sales and marketing strategies to appeal to existing and potential customers who increasingly rely on multiple channels, such as ecommerce, to meet their shopping needs. Failure to enhance our technology and marketing efforts to align with our customers' developing shopping preferences could significantly impair our ability to meet our strategic business and financial goals.

Additionally, the growth of our business places significant demands on our operations, as well as our management and other employees. The growth of our business may require significant additional resources to meet these daily requirements, which may not scale in a cost-effective manner or may negatively affect the quality of our sites and customer experience. We are also required to manage relationships with a growing number of suppliers, customers and other third parties across the world. Our information technology systems and our internal controls and procedures may not be adequate to support future growth of our supplier and employee base. Failure to manage our growth and organizational change effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, losses or loss of productivity or business opportunities; reduce customer satisfaction; limit our ability to respond to competitive pressures; and result in loss of employees and reduced productivity of remaining employees. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be materially adversely affected.

Our business, results of operations and financial condition may be adversely affected by global economic conditions and the effect of economic pressures and other business factors on discretionary consumer spending and consumer preferences.

We face numerous business risks relating to macroeconomic factors. Uncertainties in global economic conditions that are beyond our control have in the past impacted discretionary consumer spending and our business and may in the future materially adversely affect our business, results of operations, financial condition and stock price. Consumer purchases of discretionary items, including our products, generally decline during recessionary periods and other times when disposable income is lower. Factors impacting discretionary consumer spending include general economic conditions, inflation, wages and employment, consumer debt, reductions in net worth based on severe market declines, residential real estate and mortgage markets, taxation, volatility of fuel and energy prices, interest rates, consumer confidence, political and economic uncertainty and other macroeconomic factors, including the COVID-19 pandemic and the conflict between Russia and the Ukraine. Deterioration in economic conditions, increasing inflation or increasing unemployment levels may reduce the level of discretionary consumer spending and inhibit consumers' use of credit, which may adversely affect our sales. In recessionary periods and other periods where disposable income is adversely affected, we may have to increase the number of promotional sales or otherwise dispose of inventory for which we have previously paid to manufacture, which could further adversely affect our financial performance. A downturn in the economic environment can also lead to financial instability, increased credit and collectability risk on our receivables, the failure of important partners, including suppliers, manufacturers, logistics providers, and other financial institutions. It is difficult to predict when or for how long any of these conditions could affect our business and a prolonged economic downturn could have a material adverse effect on our business, financial condition, operating results and prospects.

Our inability to maintain our brand image, engage new and existing customers and gain market share could have a material adverse effect on our growth strategy and our business, financial condition, operating results and prospects.

Our ability to maintain our brand image and reputation is integral to our business and implementation of our growth strategy. Maintaining, promoting and growing our brand will depend largely on the success of our design, merchandising and marketing efforts and our ability to provide a consistent, high-quality product and customer experience. Our reputation could be jeopardized if we fail to maintain high standards for product quality and integrity and any negative publicity about these types of concerns may reduce demand for our products. If customers do not have a satisfactory shopping experience, they may seek out alternative offerings from our competitors and may not return as a customer as often in the future, or at all. In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product quality or availability, poor customer service, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. A significant portion of our customers' brand experience also depends on third parties outside our control, including suppliers, assembly and installation service providers and logistics providers such as FedEx, UPS and other third-party delivery agents. If these third parties do not meet our or our customers' expectations, our brands may suffer irreparable damage. There is also increased focus by governmental and non-governmental organizations, customers, and other stakeholders, on corporate social responsibility and sustainability matters. Our reputation could be damaged if we do not (or are perceived not to) act responsibly with respect to any social or sustainability matters, which could negatively impact our business and results of operations. While we believe our brand enjoys a loyal customer base, the success of our growth strategy depends, in part, on our ability to keep existing customers engaged and attract new customers to our brand. We may not be able to maintain and enhance our brand if we receive unfavorable customer complaints, negative publicity or otherwise fail to live up to consumers' expectations. If we experience damage to our reputation or loss of consumer confidence, we may not be able to retain existing customers or acquire new customers, which could have a material adverse effect on our business, financial condition, operating results and prospects.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to achieve revenue growth or profitability.

To acquire new customers, we must appeal to prospects who have historically used other means of commerce to purchase furniture, such as traditional furniture retailers. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers and to reactivate prior customers. To date, we have reached new customers primarily through our showroom presence in various markets, and through social media, digital content, third-party advocates for our brand and products, by word of mouth, and through national television advertisements. These efforts are expensive and may not result in the cost-effective acquisition of customers. Our marketing expenses have varied from period to period, and we expect this trend to continue as we test new channels and refine our marketing strategies. Until now, these efforts have allowed us to acquire new customers at what we believe is a reasonable cost and rate. However, there is no guarantee that these methods will continue to be successful or will drive customer acquisition rates necessary for us to achieve revenue growth or profitability.

We also utilize non-paid advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media, mobile "push" notifications and email. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google, Bing and Yahoo!. Although we employ search engine optimization and search engine marketing strategies, our ability to maintain and increase the number of visitors directed to our website and application is not entirely within our control. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our sites can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our sites to place lower in search query results. A major search engine could change its algorithms in a manner that negatively affects our paid or non-paid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As e-commerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers, reactivate prior customers or retain our existing customers and our financial condition would suffer.

Further, some of our new customers originate from word of mouth or other non-paid referrals from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to acquire new customers or reactivate prior customers through these referrals, which may adversely affect how we continue to grow our business, or may require us to incur significantly higher marketing expenses in order to acquire new customers.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is rapidly evolving and intensely competitive, and we have many competitors in different industries. We compete with furniture stores, big box retailers, department stores, specialty retailers and online furniture retailers and marketplaces.

We expect competition in both retail stores and ecommerce to continue to increase. Our ability to compete successfully depends on many factors both within and beyond our control, including:

- the size and composition of our customer base;

- our selling and marketing efforts;

- the quality, price, reliability and uniqueness of products we offer;

- the convenience of the shopping experience that we provide;

- our ability to distribute our products and manage our operations; and

- our reputation and brand strength.

Many of our current and potential competitors have longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technological capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to, among other things, derive greater sales from their existing customer base, acquire customers at lower costs and respond more quickly than we can to new or emerging technologies and changes in consumer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies. If we are unable to successfully compete, our business, financial condition, operating results and prospects could be materially adversely affected.

We have faced and may face price competition in the future. In addition, competitors with whom we compete, or who can obtain better pricing, more favorable contractual terms and conditions, or more favorable allocations of products during periods of limited supply may be able to offer lower prices than we are able to offer. Our operating results and financial condition may be adversely affected by these and other industry-wide pricing pressures.

We rely on the performance of members of management and highly skilled personnel. If we are unable to attract, develop, motivate and retain well-qualified associates, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of Shawn Nelson, our founder, member of the Board of Directors and Chief Executive Officer, Mary Fox, our President and Chief Operating Officer, Jack Krause, our Chief Strategy Officer and a member of the Board of Directors, Donna Dellomo, our Executive Vice President, Chief Financial Officer, Treasurer and Secretary and other members of our management team. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled associates. The market for such associates in the cities in which we operate is competitive. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of any of our key associates, including members of our senior management team, could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. Our inability to recruit and develop mid-level managers could have similar adverse effects on our ability to execute our business plan.

Our officers and other key associates are employed at-will, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. While others have employment agreements with stated terms, they could still leave our employ. If we do not succeed in retaining and motivating existing associates or attracting well-qualified associates, our business, financial condition, operating results and prospects may be materially adversely affected.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand, and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our website, transaction processing systems and technology infrastructure are critical to our reputation, and our ability to acquire and retain customers and maintain adequate customer service levels. We currently rely on a variety of third party service providers to support mission critical systems and the efficient flow of merchandise from and between warehouses and showrooms to customers. For example, we rely on common carriers for the delivery of merchandise purchased by customers through our website and in our showrooms, and the systems we employ to communicate delivery schedules and update customers about order tracking interface with the information systems of these common carriers. Our own systems, which are customized versions of ecommerce, customer relationship management, payment processing, and inventory management software technologies deployed by numerous retailers and wholesalers in a variety of industries, must work seamlessly in order for information to flow correctly and update accurately across these systems. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities and seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. We have in the past and may in the future experience slowdowns or interruptions in some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Our net revenue depends on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand.

Through third parties that underwrite customer risk, we offer financing options in order to increase the market demand for our products among customers who may not be able to buy them using cash. The systems of these third parties must work efficiently in order to give customers real-time credit availability. Changes in the risk underwriting or technologies of these third parties may result in lower credit availability to our potential customers and therefore reduced sales. The occurrence of any of the foregoing could substantially harm our business and results of operations.

Unauthorized disclosure of sensitive or confidential information, whether through a breach of our computer system or otherwise, could severely hurt our business.

Certain aspects of our business involve the receipt, storage and transmission of customers' personal information and consumer preferences, as well as confidential information about our associates, our suppliers and our Company, some of which is entrusted to third-party service providers and vendors. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events.

An electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of individually identifiable information about customers or other sensitive data could occur and have a material adverse effect on our reputation, lead to substantial financial losses from remedial actions, and lead to a substantial loss of business and other liabilities, including possible punitive damages. In addition, as the regulatory environment relating to retailers and other companies' obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could subject us to fines, other regulatory sanctions and lawsuits.

A substantial portion of our business is dependent on a small number of suppliers. In some instances, our suppliers are the only source of supply, or one of a limited number of suppliers, used by the Company for materials, components or services. A material disruption or labor shortage at any of our suppliers could impede our ability to meet customer demand, manufacture or deliver our products, and reduce our sales, and/or negatively affect our financial results.

We do not own or operate any manufacturing facilities and therefore depend on third-party suppliers for the manufacturing of all of our products. Moreover, a substantial portion of our business is dependent on a small number of suppliers. Sacs, which represented approximately 8.5% of our revenues in fiscal 2023, 10.5% of our revenues in fiscal 2022, and 14.0% of our revenues in fiscal 2021, are currently manufactured by a single manufacturer in Texas, which has previously experienced, and may experience in the future, disruptions to its manufacturing operations. Sactionals, which represented approximately 89.8% of our revenues in fiscal 2023, 87.6% of our revenues in fiscal 2022, and 84.5% of our revenues in fiscal 2021, are manufactured by suppliers in Malaysia, Vietnam, China, Indonesia, and Taiwan.

We rely on two primary logistics and transportation carriers to fulfill our last mile product delivery services. These carriers could be vulnerable to labor challenges, liquidity concerns, the impacts of global health conditions, or other factors that may result in delays in deliveries or increased costs of deliveries. Any significant delay in deliveries to its customers could cause increased order cancellations or returns and cause the Company to lose sales or incur increased costs. Delays in deliveries and increases in freight charges or other costs of deliveries has and could continue to harm the Company's sales, profitability, cash flows and financial condition.

Some of our third-party suppliers experienced a shortage of qualified labor at their manufacturing facilities in certain geographies, particularly within the United States, due in part to the COVID-19 pandemic and related government relief programs and general macroeconomic factors. A prolonged shortage of qualified labor could decrease our third-party suppliers' ability to effectively produce and meet our demands and efficiently operate their facilities. A prolonged labor shortage could also lead to increased labor costs from higher overtime, the need to hire temporary help to meet demand and higher wages rates in order to attract and retain employees. Any of these developments or manufacturing disruptions could materially increase our sourcing costs and have a material adverse effect on our results of operations.

Certain of our suppliers' manufacturing facilities, and machines within an otherwise operational facility, have previously ceased temporarily, and could in the future cease, operations unexpectedly due to a number of events, which could materially and adversely impact our business, operations and financial condition. These events include but are not limited to:

- equipment failure;

- public health crises, such as the COVID-19 pandemic;

- fires, floods, earthquakes, hurricanes, or other catastrophes;

- unscheduled maintenance outages;

- utility and transportation infrastructure disruptions;

- labor difficulties;

- other operational problems;

- war or terrorism;

- political, social or economic instability; or

- financial instability or bankruptcy of any such supplier.

Further, we rely on our suppliers' representations of product quality, safety and compliance with applicable laws and standards. If our suppliers or other vendors violate our agreements, applicable laws or regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our suppliers could cause our customers to avoid purchasing those products from us, or avoid purchasing products from us altogether, even if the basis for the concern is outside our control. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our brand, reputation, operations and financial results. We are also subject to risks of fraud from our suppliers. If our suppliers violate our agreements, applicable laws or regulations, or implement fraudulent practices regarding their products, it could harm our business, reputation and brands and our operating results may be negatively affected.

Our reliance on international suppliers increases our risk of supply chain disruption, which could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects.

Our current suppliers are located in China, Vietnam, Taiwan, India, Indonesia, Malaysia and the United States. Our reliance on international suppliers increases our risk of supply chain disruption. Events that could cause disruptions to our supply chain include but are not limited to:

- the imposition of additional trade laws or regulations;

- public health crises, such as the COVID-19 pandemic;

- the imposition of additional duties, tariffs and other charges on imports and exports;

- foreign currency fluctuations;

- theft; and

- restrictions on the transfer of funds.

The occurrence of any of the foregoing could materially increase the cost and reduce or delay the supply of our products, which could adversely affect our business, financial condition, operating results and prospects.

The ongoing COVID-19 pandemic, and any future outbreaks or other public health emergencies, could materially affect our business, liquidity, financial condition and operating results.

The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic and the various responses to it globally have created significant volatility, uncertainty and economic disruption. In particular, while we saw increased sales and order activity at times during the COVID-19 pandemic, the pandemic significantly disrupted the global supply chain, including many of our suppliers, logistics providers and other partners. Such disruptions, including staffing shortages, raw material and labor inflation, factory closures and production slowdowns, port closures a stoppages and/or disruptions in delivery systems, have and may continue to materially and adversely affect our suppliers' ability to provide products in a timely manner, or at all, and have and may continue to materially and adversely affect our logistics providers' ability to distribute products to our customers in a timely manner, or at all. The issues related to the global supply chain may continue into 2023.

The extent of the impact of the COVID-19 pandemic on our business will depend on future developments, which remain highly uncertain and difficult to predict, including the duration, severity and sustained geographic spread of the pandemic, additional waves of increased infections, the virulence and spread of different strains of the virus, and the extent to which associated prevention, containment, remediation and treatment efforts, including global vaccination programs and vaccine acceptance, are successful. Additionally, to the extent the COVID-19 pandemic or other outbreaks, epidemics, pandemics or public health crises adversely affects our business, results of operations or financial condition, it may heighten other risks described in this "Risk Factors" section.

We are subject to risks associated with our dependence on foreign manufacturing and imports for our products.

Our business highly depends on global trade, as well as trade and other factors that impact the specific countries where our vendors' production facilities are located. Our future success will depend in large part upon our ability to maintain our existing foreign vendor relationships and to develop new ones based on the requirements of our business and any changes in trade dynamics that might dictate changes in the locations for sourcing of products. While we rely on long-term relationships with many of our vendors, we have no long-term contracts with them and generally transact business with them on an order-by-order basis.

Many of our imported products are subject to existing duties, tariffs, anti-dumping duties and quotas that may limit the quantity or affect the price of some types of goods that we import into the United States. In addition, substantial regulatory uncertainty exists regarding international trade and trade policy, both in the United States and abroad.

All of our goods imported from China are subject to additional tariffs. In September 2018, the Office of the U.S. Trade Representative began imposing a 10 percent ad valorem duty on a subset of products imported from China, inclusive of various furniture product categories. In addition, effective May 10, 2019, the Office of the U.S. Trade Representative began imposing an additional 15 percent ad valorem duty on a subset of products imported from China, inclusive of various furniture product categories. We believe that nearly all of our products sourced from China are, and will continue to be, affected by the tariffs. While we are continuing to assess these proposed tariffs on Chinese imports and have implemented strategies to mitigate the effects of the tariffs by engaging with suppliers in other countries, there can be no assurance that we will not experience disruption in our business.

Further, these changes to tariffs or other rules related to cross border trade, could materially increase our cost of goods sold with respect to products that we purchase from vendors who manufacture products in China, which could in turn require us to increase our prices and, in the event consumer demand declines as a result, negatively impact our financial performance. Certain of our competitors may be better positioned than us to withstand or react to these kinds of changes including border taxes, tariffs or other restrictions on global trade and as a result we may lose market share to such competitors. In addition, while we may be able to continue to expand and shift our sourcing options, such expansion is time consuming and would be difficult or impracticable for many products and may result in an increase in our manufacturing costs. Due to broad uncertainty regarding the timing, content and extent of any regulatory changes in the United States or abroad, we cannot predict the impact, if any, that these changes could have to our business, financial condition and results of operations.

Our reliance on suppliers in developing countries increases our risk with respect to available manufacturing infrastructure, labor and employee relations, political and economic stability, corruption, and regulatory, environmental, health and safety compliance.

Our reliance on suppliers in developing countries increases our risk with respect to infrastructure available to support manufacturing, labor and employee relations, political and economic stability, corruption, and regulatory, environmental, health and safety compliance. Any failure of our suppliers to comply with ethical sourcing standards or labor or other local laws in the country of manufacture, or the divergence of a supplier's labor practices from those generally accepted as ethical in the United States, could disrupt the shipment of products, force us to locate alternative manufacturing sources, reduce demand for our products, damage our reputation and/or expose us to potential liability for their wrongdoings. Any of these events could have a material adverse effect on our reputation, business, financial condition, operating results and prospects.

Most of our products are shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our products are imported, we may incur increased costs and suffer delays, which could have a material adverse effect on our business, financial condition, operating results and prospects.

Most of our products are shipped from our suppliers by ocean vessel. If a disruption occurs in the operation of ports through which our products are imported, for instance, as a result of port congestion, adverse weather, natural disasters or climate change, we may incur increased costs related to air freight or use of alternative ports. Shipping by air is significantly more expensive than shipping by ocean and our margins could be reduced. Shipping to alternative ports could also lead to delays in receipt of our products. We rely on third-party shipping companies to deliver our products to us; as a result, we are subject to various risks that are beyond our control, including labor disputes, union organizing activity, the closure of such shipping companies' offices or a reduction in operational capacity due to an economic slowdown or the inability to sufficiently ramp up operational capacity during an economic recovery or upturn, outbreaks of diseases (such as the COVID-19 pandemic), increased fuel costs and costs associated with any regulations to address climate change, and other factors affecting the shipping industry's capacity or ability to deliver our products to us.

In addition, due to the global COVID-19 pandemic, ocean freight capacity issues could continue to persist worldwide as there could be much greater demand for shipping and reduced capacity and equipment, which could result in pandemic price increases per shipping container. Streamlined ships were charging priority booking fees to allocate space as they had less ships and workers operating. While we continue to manage and evaluate our freight carriers, there is some indication that shipping container rates will return to lower levels in the near-term and these rate changes could have a material effect on our results of operations. Our third-party shipping companies experienced transportation disruptions and restrictions due to the COVID-19 pandemic and delays stemming from delayed shipments from Asian ports, congestion at west coast ports, more extensive travel restrictions, closures or disruptions of businesses and facilities and a shortage of shipping containers needed to ship our products, which adversely impacted our inventory levels and resulted in elevated, and sometimes lengthy, customer backorders. Any of these developments, should they return to pandemic levels, could have a material adverse effect on our business, financial condition, operating results and prospects.

Increases in the demand for, or the price of, raw materials used to manufacture our products or other fluctuations in sourcing or distribution costs could increase our costs and negatively impact our gross margin.

We believe that we have strong supplier relationships, and we work with our suppliers to manage cost increases. Our gross margin depends, in part, on our ability to mitigate rising costs or shortages of raw materials used to manufacture our products. Raw materials used to manufacture our products are subject to availability constraints and price volatility impacted by a number of factors, including supply and demand for fabrics, weather, government regulations, economic conditions, economic and political instability, and other unpredictable factors. In addition, our sourcing costs may fluctuate due to labor conditions, transportation or freight costs, energy prices, currency fluctuations, public health crises, or other unpredictable factors. The occurrence of any of the foregoing could increase our costs, delay or reduce the availability of our products and negatively impact our gross margin.

Although we instituted measures to ensure our supply chain remains open to us, we experienced raw material supply chain challenges related to suppliers negatively impacted by COVID-19 shutdowns and shipping delays. These global supply chain challenges could continue or reoccur in the future and in turn materially adversely impact our manufacturing production and fulfillment of backlog. While we strive to maintain multiple sources for our raw materials, the impact of COVID-19 and other macroeconomic conditions on raw materials and increased demand on our supply chain, could again cause additional pricing and availability pressures. During fiscal 2021, certain raw material prices, such as foam, springs and fabrics, significantly increased and in some instances, limited our production due to sourcing delays. Continued higher raw material prices and costs of sourced products could have an adverse effect on our future margins. We expect raw material prices to remain at historically high levels in many categories during fiscal 2023 due to price inflation in certain raw materials and global supply chain complexities. Macroeconomic factors, such as inflation, will continue to introduce uncertainty into many markets, especially with respect to freight and labor availability. To the extent that we experience incremental costs in any of these areas, we may increase our selling prices or assess material surcharges to offset the impact. However, increases in selling prices, or surcharges, may not fully mitigate the impact of raw material cost increases which would adversely impact operating income.

Our inability to manage our inventory levels and products, including with respect to our omni-channel operations, could have a material adverse effect on our business, financial condition, operating results and prospects.

Inventory levels in excess of customer demand may result in lower than planned financial performance. Alternatively, if we underestimate demand for our products, we may experience inventory shortages resulting in delays in fulfilling customer demands and replenishing to appropriate inventory levels, missed sales and lost revenues. Continued or lengthy delays in fulfilling customer demand could cause our customers to shop with our competitors instead of us, which could harm our business. Either of these events could significantly affect our operating results and brand image and loyalty. Our financial performance may also be impacted by changes in our products and pricing. These changes could have a material adverse effect on our business, financial condition, operating results and prospects.

Our lease obligations are substantial and expose us to increased risks.

We do not own any of our showrooms. Instead, we rent all of our showroom spaces pursuant to leases. Nearly all of our leases require a fixed annual rent, and many of them require the payment of additional rent if showroom sales exceed a negotiated amount. Most of our leases are "net" leases that require us to pay all costs of insurance, maintenance and utilities, as well as applicable taxes.

Our required payments under these leases are substantial and account for a significant portion of our selling, general and administrative expenses. We expect that any new showrooms we open will also be leased, which will further increase our lease expenses and require significant capital expenditures. Our substantial lease obligations could have significant negative consequences, including, among others:

- increasing our vulnerability to general adverse economic and industry conditions;

- limiting our ability to obtain additional financing;

- requiring a substantial portion of our available cash to pay our rental obligations, reducing cash available for other purposes;

- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

- placing us at a disadvantage with respect to some of our competitors who sell their products exclusively online.

We are required to make substantial lease payments under our leases, and any failure to make these lease payments when due would likely harm our business. In addition, many of our leases contain relocation clauses that allow the landlord to move the location of our showrooms. As our leases expire, we may be unable to negotiate acceptable renewals.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from other sources, we may not be able to service our substantial lease expenses, which would harm our business.

Moreover, our showroom leases are generally long term and non-cancelable, and we generally expect future showrooms to be subject to similar long term, non-cancelable leases. If an existing or future showroom is not profitable, and we decide to close it, we may nonetheless be required to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term if we cannot negotiate a mutually acceptable termination payment.

Many of our leases include relocation clauses that allow the landlord to move the location of our showrooms. If any of our showrooms are relocated, there can be no assurance that the new location will experience the same levels of customer traffic or success that the prior location experienced. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close showrooms in desirable locations. We may also be unable to enter into new leases on terms acceptable to us or in desirable locations. If any of the foregoing occur, our business, sales and results of operations may be harmed.

Our business depends on effective marketing and increased customer traffic, and the failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our e-commerce and our omnichannel approach for shopping.

We rely on a variety of marketing strategies to compete for customers and increase sales. If our competitors increase their spending on marketing, if our marketing is less effective than that of our competitors, or if we do not adequately leverage the technology and data analytics needed to generate concise competitive insight, our business, financial condition, operating results and prospects could be adversely affected. Additionally, if the online market for our products does not continue to gain acceptance, a significant portion of our business may suffer. Our success will depend, in part, on our ability to attract consumers who have historically purchased furniture through traditional retailers. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures in order to attract additional online consumers to our sites and convert them into purchasing customers online.

Our increased use of social media poses reputational risks.

As use of social media becomes more prevalent, our susceptibility to risks related to social media increases. The immediacy of social media precludes us from having real-time control over postings made regarding us via social media, whether matters of fact or opinion. Information distributed via social media could result in immediate unfavorable publicity we may not be able to reverse. This unfavorable publicity could result in damage to our reputation and therefore have a material adverse effect on our business, financial condition, operating results and prospects.

Our efforts to launch new products may not be successful.

We plan to expand our product line in the future. We may not be able to develop products which are attractive to our customers, and our costs to develop new products may be significant. It may take longer than we might expect for a product, even if ultimately successful, to achieve attractive sales results. Failure to successfully develop or market new products or delays in the development of new products could have a material adverse effect on our financial condition, results of operations and business.

Our inability to manage the complexities created by our omni-channel operations may have a material adverse effect on our business, financial condition, operating results and prospects.

Our omni-channel operations create additional complexities in our ability to manage inventory levels, as well as certain operational issues, including timely shipping and returns. Accordingly, our success depends to a large degree on continually evolving the processes and technology that enable us to plan and manage inventory levels and fulfill orders, address any related operational issues and further align channels to optimize our omni-channel operations. If we are unable to successfully manage these complexities, it may have a material adverse effect on our business, financial condition, operating results and prospects.

Our ability to attract customers to our showrooms depends heavily on successfully locating our showrooms in suitable locations. Any impairment of a showroom location, including any decrease in customer traffic, could cause our sales to be lower than expected.

We plan to open new showrooms in high traffic urban and suburban locations and historically we have favored top tier mall locations near luxury and contemporary retailers that we believe are consistent with our key customers' demographics and shopping preferences. Our site selection has evolved to include lifestyle and strip shopping centers. Sales at these showrooms are derived, in part, from the volume of foot traffic in these locations. Showroom locations may become unsuitable due to, and our sales volume and customer traffic generally may be harmed by, among other things:

- economic downturns in a particular area;

- competition from nearby retailers selling similar products;

- changing consumer demographics in a particular market;

- changing preferences of consumers in a particular market;

- the closing or decline in popularity of other businesses located near our store;

- reduced customer foot traffic outside a showroom location; and

- store impairments due to acts of God, pandemic, terrorism, protest or periods or civil unrest.

Even if a showroom location becomes unsuitable, we will generally be unable to cancel the long-term lease associated with such showroom.

We may be unable to successfully open and operate new showrooms, which could have a material adverse effect on our business, financial condition, operating results and prospects.

As of January 29, 2023, we had 195 showrooms, including 13 kiosks and 2 mobile concierges, but our growth strategy requires us to increase our showroom base. There can be no assurance that we will succeed in opening additional showrooms. If we are unable to successfully open and operate new showrooms, it could have a material adverse effect on our business, financial condition, operating results and prospects.

Our ability to successfully open and operate new showrooms depends on many factors, including, among other things, our ability to:

- identify new markets where our products and brand image will be accepted or the performance of our showrooms will be successful;

- find available and suitable showroom locations that align with our consumer location strategy;

- obtain labor and materials required to construct our showrooms that can achieve capital payback requirements;

- obtain desired locations, including showroom size and adjacencies, in targeted high traffic street and urban locations and top tier malls;

- adapt our showrooms to address public health crises, such as the COVID-19 pandemic;

- negotiate acceptable lease terms, including desired rent and tenant improvement allowances;

- achieve brand awareness, affinity and purchaser intent in new markets;

- hire, train and retain showroom associates and field management;

- assimilate new showroom associates and field management into our corporate culture;

- source and supply sufficient inventory levels;

- employ the technologies needed to service a customer and complete a transaction;

- successfully integrate new showrooms into our existing operations and information technology systems; and

- have the capital necessary to fund new showrooms.

In addition, new showroom openings may negatively impact our financial results due to the effect of opening costs and lower sales during the initial period following opening. New showrooms, particularly those in new markets, build their brand recognition and customer base over time and, as a result, may have lower margins and incur higher operating expenses. Unavailability of desired showroom locations, delays in the acquisition or opening of new showrooms, delays or costs resulting from a decrease in commercial development due to capital restraints, difficulties in staffing and operating new showroom locations or a lack of customer acceptance of showrooms in new market areas may negatively impact our new showroom growth and the costs or the profitability associated with new showrooms. While we are seeking to mitigate some of the risks related to our mall-based showrooms by opening high traffic street and lifestyle center-based showrooms and continuing to build our online sales, there can be no assurance that this strategy will be successful or lead to greater sales.

As we expand our showroom base, we may not be able to achieve the showroom sales growth rates that we have achieved in the past, which could cause our share price to decline.

As we expand our showroom base, we may not be able to achieve the showroom sales growth rates that we have achieved historically. If our showroom sales growth rates decline or fail to meet market expectations, the value of our common stock could decline. While our focus is to continue the expansion of our showrooms, this may result in the closure of underperforming showroom locations or locations with declining profitability in order to pursue more productive opportunities that are in line with our real estate strategy. The closure of these showrooms and transition to new showroom locations as part of our strategy may impact our sales and productivity.

In addition, the results of operations of our showroom locations have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect showroom sales, including, among others, consumer spending patterns, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our product assortment, the success of marketing programs, weather conditions and public health crises. If we misjudge the market for our products, we may have excess inventory of some of our products and miss opportunities for other products. These factors may cause our showroom sales results in the future to be materially lower than recent periods or our expectations, which could harm our results of operations and result in a decline in the price of our common stock.

We have and will continue to expend capital remodeling our existing showrooms, and there is no guarantee that this will result in incremental showroom traffic or sales.

We intend to continue remodeling our existing showroom base to reflect our new showroom design, and we intend to expend capital doing so. Our new showroom concept is designed to increase customer traffic and sales by emphasizing our unique product platform and using experiential technology. However, there is no guarantee that the capital spent on these remodeled showrooms will result in increased showroom traffic or increased sales.

Our inability to successfully optimize our omni-channel operations and maintain a relevant and reliable omni-channel experience for our customers could have a material adverse effect on our growth strategy and our business, financial condition, operating results and prospects.

Growing our business through our omni-channel operations is key to our growth strategy. Our goal is to offer our customers seamless access to our products across our channels, and our success depends on our ability to anticipate and implement innovations in sales and marketing strategies to appeal to existing and potential customers who increasingly rely on multiple channels, such as ecommerce, to meet their shopping needs. While we interact with many of our customers through our showrooms, our customers are increasingly using computers, tablets and smartphones to make purchases online and to help them make purchasing decisions when in our showrooms. Our customers also engage with us online through our social media channels, including Facebook and Instagram, by providing feedback and public commentary about aspects of our business. Failure to enhance our technology and marketing efforts to align with our customers' developing shopping preferences could significantly impair our ability to meet our strategic business and financial goals. Moreover, if we do not successfully optimize our omni-channel operations, or if they do not achieve their intended objectives, it could have a material adverse effect on our business, financial condition, operating results and prospects.

Purchasers of furniture may choose not to shop online, which could affect the growth of our business.

The online market for furniture is less developed than the online market for apparel, consumer electronics and other consumer products in the United States. While we believe this market is growing, it still accounts for a small percentage of the market as a whole. We are relying on online sales for our continued success and growth. If the online market for furniture does not gain wider acceptance, our growth and business may suffer.

In addition, our success in the online market will depend, in part, on our ability to attract consumers who have historically purchased furniture through traditional retailers. We may have to incur significantly higher and more sustained advertising and promotional expenditures in order to attract additional online consumers to our website and convert them into purchasing customers. Specific factors that could impact consumers' willingness to purchase furniture from us online include:

- concerns about buying products, and in particular larger products, with a limited physical storefront, face-to-face interaction with sales personnel and the ability to physically examine products;

- delivery time associated with online orders;

- actual or perceived lack of security of online transactions and concerns regarding the privacy of personal information;

- delayed shipments or shipments of incorrect or damaged products

- inconvenience associated with returning or exchanging items purchased online;

- usability, functionality and features of our website; and

- our reputation and brand strength.

If the online shopping experience we provide does not appeal to consumers or meet the expectations of existing customers, we may not acquire new customers at rates consistent with historical periods, and existing customers' buying patterns may not be consistent with historical buying patterns. If either of these events occur, our business, sales and results of operations may be harmed.

We depend on our ecommerce business and failure to successfully manage this business and deliver a seamless omni-channel shopping experience to our customers could have an adverse effect on our growth strategy, business, financial condition, operating results and prospects.

Sales through our ecommerce channel account for a significant portion of our revenues. Our business, financial condition, operating results and prospects are dependent on maintaining our ecommerce business. Dependence on our ecommerce business and the continued growth of our direct and retail channels subjects us to certain risks, including:

- the failure to successfully implement new systems, system enhancements and Internet platforms;

- the failure of our technology infrastructure or the computer systems that operate our website and their related support systems, causing, among other things, website downtimes, telecommunications issues or other technical failures;

- the reliance on third-party computer hardware/software providers;

- rapid technological change;

- liability for online content;

- violations of federal, state, foreign or other applicable laws, including those relating to data protection;

- credit card fraud;

- cyber security and vulnerability to electronic break-ins and other similar disruptions; and

- diversion of traffic and sales from our stores.

Our failure to successfully address and respond to these risks and uncertainties could negatively impact sales, increase costs, diminish our growth prospects and damage the reputation of our brand, each of which could have a material adverse effect on our business, financial condition, operating results and prospects.

Seasonal trends in our business create variability in our financial and operating results and place increased strain on our operations.

Historically, we have experienced surges in online traffic and orders associated with promotional activities and seasonal trends. This activity may place additional demands on our technology systems and logistics network and could cause or exacerbate slowdowns or interruptions. Any such system, site or service interruptions could prevent us from efficiently receiving or fulfilling orders, which may reduce the volume or quality of goods or services we sell and may cause customer dissatisfaction and harm our reputation and brand

Climate change or measures to address climate change can negatively affect our business or damage our reputation.

Climate change related events, including increased frequency or severity of natural disasters and other extreme weather conditions (including rising temperatures and drought) and their impact on critical infrastructure, could pose risks to our supplier facilities, impair our production capabilities, and disrupt our supply chain. Climate change may also have a negative effect on the pricing and availability of wood sourced and used in the manufacture of our products. In addition, the impacts of climate change may alter customer preferences toward increased demand for climate-friendly products, resulting in a potential loss in market share if we fail to meet this demand. We have elected to set and publicly share corporate ESG metrics related to reducing our impact on the environment. Any failure to achieve or properly report on the targets set forth in our ESG Report, or any perception of failure to act responsibly in the areas in which we report, may harm our reputation with investors, customers and other third parties. This damage to our reputation may result in reduced demand for our products or increase the risk of litigation, all of which can negatively affect our business and operations.

Significant merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If customer returns are significant, our business, financial condition, operating results and prospects could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns.

We are subject to risks related to online payment methods.

We accept payment using a variety of methods, including credit card, debit card, PayPal, Apple Pay, Amazon Pay, Affirm and gift cards. As we offer new payment options to consumers, we may become subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and increase our operating costs. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply.

As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or have restrictions placed upon, our ability to accept credit card and debit card payments from consumers or our ability to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

In addition, we occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. If we are unable to detect or control credit card fraud, our liability for these transactions could harm our business, financial condition, operating results and prospects.

Financial Risks

Our ability to raise capital in the future may be limited. Our inability to raise capital when needed could prevent us from growing and could have a material adverse effect on our business, financial condition, operating results and prospects.

If we experience insufficient cash flow from operations to support our operating and capital needs, we will be required to raise additional capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all. We may sell common stock, preferred stock, convertible securities and other equity securities in one or more transactions at prices and in such a manner as we may determine from time to time. If we sell any such equity securities in subsequent transactions, investors may be materially diluted. Concerns over the economic impact of rising inflation and interest rates, slower growth or recession, new or increased tariffs, decreased consumer confidence in the economy and armed hostilities, such as the ongoing conflict between Russia and Ukraine have caused extreme volatility in financial and capital markets, which has adversely impacted our stock price and may materially adversely affect our ability to access capital markets. Debt financing, if available, may involve restrictive covenants and could reduce, among other things, our operational flexibility. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures. In addition, debt financings may be blocked by our senior lender that provides an asset-backed revolving credit facility to fund our inventory purchases in advance of customer sales. Our lender has, and any subsequent senior lender likely will have, the right to consent to any new debt financing. There can be no assurance that our lender will provide such consent. Our inability to raise capital when needed could prevent us from growing and have a material adverse effect on our business, financial condition, operating results and prospects.

If we are unable to maintain an effective system of internal controls in the future, we may fail to timely and accurately report our financial results, experience a loss of investor confidence in the accuracy and completeness of our financial statements, incur material misstatements in our financial statements, and the market price of our common stock may be adversely affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act ("Section 404") requires that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment requires disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm also needs to attest to the effectiveness of our internal control over financial reporting. We designed, implemented, and tested internal control over financial reporting required to comply with this obligation. The process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404 is costly and challenging, and, in the future, we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion.

We previously identified in our Annual Report on Form 10-K for the year ended January 30, 2022 a material weakness in our internal control over financial reporting relating to ineffective information technology general controls. Although we have remediated the prior material weakness, if we have a material weakness in our internal control over financial reporting in the future, we may not detect errors to the Company's annual or interim financial statements on a timely basis. If we identify future material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or expresses a qualified or adverse opinion about the effectiveness of our internal control over financial reporting, we may experience a loss of investor confidence in the accuracy and completeness of our financial statements, incur material misstatements in our financial statements, incur difficulty accessing capital on favorable terms, or at all, be subject to fines, penalties or judgments, incur reputational harm, and the market price of our common stock may be adversely affected. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, and other regulatory authorities, which could require additional financial and management resources and materially and adversely affect our business, results of operations and financial condition.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We rely on financial reporting and data analytics that must be accurate in order to make real-time management decisions, accurately manage our cash position, and maintain adequate inventory levels while conserving adequate cash to fund operations. In the event of a systems failure, a process breakdown, the departure of key management, or fraud, we would be unable to efficiently manage these items and may experience liquidity shortfalls that our cash position or revolving credit facility may not be able to accommodate. In such a situation, we also may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We may be unable to accurately forecast our operating results and growth rate, which may adversely affect our reported results and stock price.

We may not be able to accurately forecast our operating results and growth rate. We use a variety of factors in our forecasting and planning processes, including historical results, recent history and assessments of economic and market conditions. Our growth rates may not be sustainable, and our growth depends on the continued growth of demand for the products we offer. Lower demand caused by changes in customer preferences, a weakening of the economy or other factors may result in decreased revenues or growth. Furthermore, many of our expenses and investments are fixed, and we may not be able to adjust our spending in a timely manner to compensate for any unexpected shortfall in our operating results. Failure to accurately forecast our operating results and growth rate could cause our actual results to be materially lower than anticipated. If our growth rate declines as a result, investors' perceptions of our business may be adversely affected, and the market price of our common stock could decline.

Legal, Tax and Regulatory Risks

A significant disruption in, or breach in security of, our information technology systems or violations of data protection laws could have a material adverse effect on our business and reputation.

In the ordinary course of business, we collect and store confidential information, including proprietary business information belonging to us, our customers, suppliers, business partners and other third parties and personally identifiable information of our associates. We rely on information technology systems to protect this information and to keep financial records, process orders, manage inventory, coordinate shipments to customers, and operate other critical functions. Our information technology systems may be susceptible to damage, disruptions or shutdowns due to power outages, hardware failures, telecommunication failures and user errors. If we experience a disruption in our information technology systems, it could result in the loss of sales and customers and significant incremental costs, which could materially adversely affect our business.

We have been and may in the future be subject to security breaches caused by computer viruses, malware, ransomware, phishing attempts, social engineering, illegal break-ins or hacking, sabotage, acts of vandalism by disgruntled associates or third parties, and other means of unauthorized access. The risk of a security breach or disruption, particularly through cyberattack or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our information technology network and systems have been and, we believe, continue to be under constant attack. Accordingly, despite our security measures or those of our third-party service providers, a security breach may occur, including breaches that we may not be able to detect. A breach of our or our third party service providers' information technology systems that results in the unauthorized release of confidential information could adversely affect our reputation, leading to a loss of our existing customers and potential future customers, cause financial losses due to remedial actions or potential liability, including punitive damages and regulatory fines or penalties, and materially increase the costs we incur to protect against these risks, including costs associated with insurance coverage and potential remediation measures. In addition, we have a large remote workforce and have implemented security and other policies to govern this population of associates. Although we continue to implement strong physical and cybersecurity measures to ensure that our business operations remain functional and to ensure uninterrupted service to our customers, our systems and our operations remain vulnerable to cyberattacks and other disruptions due to the fact that a significant portion of our employees work remotely, and we cannot be certain that our mitigation efforts will be effective.

Failure to comply with personal data protection and privacy laws, and other laws and regulations applicable to our business, can adversely affect our business.

We are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding personal data protection and privacy laws, including the California Consumer Privacy Act, which was significantly modified by the California Privacy Rights Act, new privacy legislation passed in Virginia, Colorado, Utah and Connecticut, as well as the European Union's General Data Protection Regulation and China's Personal Information Protection Act. Failure to comply with these laws and regulations or to otherwise protect personal data from unauthorized access, use or other processing, could result in litigation, claims, legal or regulatory proceedings, inquiries or investigations, damage to our reputation, fines or penalties, all of which can adversely affect our business.

We are also subject to numerous laws and regulations including those relating to the production, sale, marketing, labeling, content, safety and distribution of our products, employment and occupational health and safety, and environmental, social and governance matters and reporting, among others. Compliance with these laws and regulations is costly and complex given the nature of our business, our reliance on third party suppliers in foreign countries and our exposure to the laws of those countries, and the frequent adoption of new laws and regulations. Failure to comply with such laws or regulations can subject us to criminal or civil investigations or enforcement actions, fines, penalties, injunctions or restrictions, all of which can adversely affect our business.

We may be unable to protect our trademarks or brand image, which could harm our business.

We rely on trademark registrations and common law trademark rights to protect the distinctiveness of our brand. We regard our customer and prospect lists, trademarks, domain names, copyrights, patents and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our associates and others to protect our proprietary rights. We have 26 issued U.S. utility patents and 48 issued foreign utility patents, that are scheduled to expire between 2025 and 2039. We have 14 pending U.S. patent applications, 34 pending foreign patent applications and 1 pending international patent application. Our inability to enforce or the expiration of our intellectual property rights may harm our competitive position and our business. If we are unable to protect our technology and to adequately maintain and protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date. The loss or expiration of our intellectual property rights and exclusivity agreements can have a significant adverse effect on our revenues.

Additionally, there can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent counterfeiting or infringement of our trademarks by others. We may not be able to claim or assert trademark or unfair competition claims against third parties for any number of reasons, and our trademarks may be found invalid or unenforceable. A judge, jury or other adjudicative body may find that the conduct of competitors does not infringe or violate our trademark rights. Third parties may claim that the use of our trademarks and branding infringe, dilute or otherwise violate the common law or registered marks of that party, or that our sales and marketing efforts constitute unfair competition. Such claims could result in injunctive relief prohibiting the use of our marks, branding and marketing activities, and significant damages, treble damages and attorneys' fees and costs could be awarded as a result of such claims. Moreover, United States and foreign trademark offices may refuse to grant existing and future trademark applications and may cancel or partially cancel trademark registrations.

The laws of certain foreign countries may not protect the use of unregistered trademarks to the same extent as do the laws of the United States. As a result, international protection of our brand image may be limited, and our right to use our trademarks outside the United States could be impaired. Other persons or entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for furniture and/or accessories in foreign countries where our products are manufactured. There may also be other prior registrations of trademarks identical or similar to our trademarks in other foreign countries of which we are not aware. Accordingly, it may be possible for others to prevent the manufacture of our branded merchandise in certain foreign countries or the sale or exportation of our branded merchandise from certain foreign countries to the United States. If we were unable to reach a licensing arrangement with these parties, we might be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use the relevant trademarks or logos in these jurisdictions could limit our ability to manufacture our products in less costly markets or penetrate new markets in jurisdictions outside the United States. The occurrence of any of the foregoing could harm our business.

We may not be able to adequately protect our intellectual property rights.

We regard our customer and prospect lists, trademarks, domain names, copyrights, patents and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection, agreements and other methods with our associates and others to protect our proprietary rights. We might not be able to obtain protection in the United States or internationally for our intellectual property, and we might not be able to obtain effective intellectual property protection in countries in which we may in the future sell products. If we are unable to obtain such protection, our business, financial condition, operating results and prospects may be harmed. Additionally, associates, contractors or consultants may misappropriate or disclose our confidential information or intellectual property and agreements with those persons may not exist, may not cover the information or intellectual property in question, or may not be enforceable, all of which could have an adverse impact on our business, financial condition, operating results and prospects for the future.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Notwithstanding such expenditures, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing, misappropriating or disclosing confidential information or intellectual property. The validity, enforceability and infringement of our patents, trademarks, trade secrets and other intellectual property rights may be challenged by others in litigation or through administrative process, and we may not prevail in such disputes. Additionally, because the process of obtaining patent and trademark protection is expensive and time-consuming, we may not be able to prosecute all necessary or desirable patent and trademark applications at a reasonable cost or in a timely manner, and such applications may never be granted. Even if such applications issue as patents and trademarks, there can be no assurance that these patents and trademarks will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patents, trademarks and other intellectual property rights are uncertain. If we are unable to adequately protect our intellectual property rights, our business, financial condition, operating results and prospects may be harmed.

We also might be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to discover or determine the extent of any infringement, misappropriation, disclosure or other violation of our intellectual property rights, confidential information or other proprietary rights. We may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights, confidential information or other proprietary rights or to establish the validity of such rights. Despite our efforts, we may be unable to prevent third parties, former associates, consultants or independent contractors from infringing upon, misappropriating, disclosing or otherwise violating our intellectual property rights, confidential information and other proprietary rights. In addition, initiating claims or litigation against others for infringement, misappropriation, disclosure or violation of our intellectual property rights, confidential information or proprietary rights will be expensive, and may be prohibitively expensive. Any litigation or other dispute resolution mechanism, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially adversely affect our business, financial condition, operating results and prospects.

Increasing regulations and expectations on environmental, social and governance factors may impose additional costs and expose us to new risks.

Many investors, customers and other key stakeholders have increased their focus on environmental, social and governance ("ESG") factors and corporate responsibility. As a result, there is a strong emphasis on ESG ratings and several third parties have created numerous standards by which they measure a company's corporate responsibility performance. In addition, these ESG standards may continue to change causing us to make substantial investments to satisfy them in order to meet the expectations of our investors, customers and other stakeholders. If we are unable to satisfy these ESG standards, our investors, customer and stakeholders may conclude that our policies and performance with respect to corporate responsibility are inadequate. Our inability to meet these standards may harm our brand and reputation, and our investments in ESG may impact our results of operations. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, we may lose current or future investors who may elect to invest with our competitors instead. In addition, we have and will continue to communicate our ESG goals and priorities. If we do not achieve these goals and priorities, or fail to meet the expectations of investors and other key stakeholders, our reputation and financial results could be materially and adversely affected.

In addition, there is also uncertainty regarding potential laws, regulations and policies related to ESG and global environmental sustainability matters, including disclosure obligations and reporting on such matters. Changes in the legal or regulatory environment affecting ESG and sustainability disclosure, responsible sourcing, supply chain transparency, or environmental protection, among others, including regulations to limit carbon dioxide and other greenhouse gas emissions, to discourage the use of plastic or to limit or to impose additional costs on commercial water use may result in increased compliance costs for us and our business partners, all of which may negatively impact our results of operations, financial condition and cash flows.

We may be subject to product liability claims if people or property are harmed by the products we sell.

We have not had any significant product liability claims to date. We place a high priority on designing our products to be safe for consumers and safety test our products in third-party laboratories. Still, the products we sell or have manufactured may expose us to product liability claims, litigation and regulatory action relating to personal injury, death and environmental or property damage. Some of our agreements with our suppliers and international manufacturers may not indemnify us from product liability for a particular supplier's or international manufacturer's products, or our suppliers or international manufacturers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Any product liability claims asserted against us could, among other things, harm our reputation, damage our brand, cause us to incur significant costs, and have a material adverse effect on our business, results of operations and financial condition.

Product warranty claims could have a material adverse effect on our business.

We provide a lifetime warranty on the hard insert pieces of our Sactionals and the soft insert pieces of our Sacs and a limited warranty on our StealthTech components which, if deficient, could lead to warranty claims. The Company maintains a reserve for warranty claims. However, there can be no assurance that our reserve for warranty claims will be adequate or additional warranty reserves required due to failures in the technology in our StealthTech components or reduced warranty reserves may be required . Material warranty claims could, among other things, harm our reputation and damage our brand, cause us to incur significant repair and/or replacement costs, and have a material adverse effect on our business, financial condition, operating results and prospects.

Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Though we seek at all times to be in full compliance with all such laws, we cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could damage our reputation and brand, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website by consumers and result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

Our products or marketing activities may be found to infringe or violate the intellectual property rights of others.

Third parties may assert claims or initiate litigation asserting that our products or our marketing activities infringe or violate such third parties' patent, copyright, trademark, trade secret or other intellectual property rights. The asserted claims and/or litigation could include claims against us or our suppliers alleging infringement of intellectual property rights with respect to our products or components of such products.

Regardless of the merit of the claims, if our products are alleged to infringe or violate the intellectual property rights of other parties, we could incur substantial costs and we may have to, among other things:

- obtain licenses to use such intellectual property rights, which may not be available on commercially reasonable terms, or at all;

- redesign our products or change our marketing activities to avoid infringement or other violations of the intellectual property rights of others;

- stop using the subject matter protected by the intellectual property held by others;

- pay significant compensatory and/or enhanced damages, attorneys' fees and costs; and/or

- defend litigation or administrative proceedings which may be costly whether we win or lose, and which could result in a substantial diversion of our time, financial and management resources.

If any of the foregoing occur, our business, financial condition, operating results and prospects could be materially adversely affected.

Risks Related to Ownership of Our Common Stock

The trading price of the shares of our common stock has been and is likely to continue to be highly volatile.

The stock market in general has experienced volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including:

- actual or anticipated fluctuations in our customer growth, sales, or other operating results;

- variations between our actual operating results and the expectations of securities analysts, investors, and the financial community;

- any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;

- actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

- additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- announcements by us or our competitors of significant products, acquisitions, strategic partnerships, joint ventures, or capital commitments;

- lawsuits threatened or filed against us;

- developments in new legislation or rulings by judicial or regulatory bodies;

- other events or factors, including those resulting from war or incidents of terrorism, or responses to these events; and

- the societal and economic impact of macroeconomic factors, public health crises and the conflict in Ukraine.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile, and in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, and results of operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. If one or more of these securities or industry analysts ceases coverage of us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more of the analysts who cover us downgrades our common stock, publishes inaccurate or unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Future sales and issuances of our common stock or rights to purchase our common stock could result in substantial dilution to our existing stockholders. We may sell shares or other securities in the future that could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the current price per share of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, and limit attempts by our stockholders to replace or remove our current management.

Provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions that:

- permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships by the affirmative vote of a majority of the directors or stockholders holding at least 25% of our issued and outstanding shares of common stock;

- provide that directors may only be removed by the majority of the shares of voting stock then outstanding entitled to vote generally in election of directors;

- require a majority of all directors who constitute the board of directors or holders at least 25% of the issued and outstanding shares our common stock to adopt, amend or repeal provisions of our Amended and Restated Bylaws;

- require 50% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in election of directors to amend, alter or repeal, or adopt any provision inconsistent with certain sections of our Amended and Restated Certificate of Incorporation;

- except as otherwise provided by the terms of any series of preferred stock, special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, the chief executive officer, the president (in the absence of a chief executive officer) or at least 25% of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder.

We do not expect to declare any dividends in the foreseeable future.

The continued operation and growth of our business will require substantial cash. Accordingly, we do not anticipate paying any cash dividends to holders of our common stock at any time in the foreseeable future. Any determination to pay future dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, the only way our shareholders may be able to realize future gain on their investment is to sell their shares of common stock after the price of such shares has appreciated. However, there is no guarantee that our shares of common stock will appreciate in value.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our primary offices are located in Stamford, Connecticut, where we occupy 22,480 square feet of office space pursuant to a lease agreement that expires in November 2024, and in Saint George, Utah, where we occupy 10,696 square feet of office space pursuant to a lease agreement that expires September 2031. We also lease retail space for our showrooms, in 195 locations throughout the majority of the U.S. states including Alabama, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, Wisconsin and the District of Columbia.

Item 3. Legal Proceedings.

We are currently involved in, and may in the future be involved in, legal proceedings, claims, and investigations in the ordinary course of our business, including claims for infringing intellectual property rights related to our products. Although the results of these proceedings, claims, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and associates and may come with costly defense costs or unfavorable preliminary and interim rulings.

For additional information regarding legal proceedings, refer to **Note 8. Commitments, Contingencies and Related Parties** to our financial statements within Part IV of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on Nasdaq under the symbol "LOVE."

Holders

As of March 15, 2023, there were 170 holders of record of our common stock. Because shares of our common stock are held by depositories, brokers and other nominees, the number of beneficial holders of our shares is substantially larger than the number of record holders.

Dividends

We have never paid cash dividends on any of our capital stock and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not intend to pay cash dividends to holders of our common stock in the foreseeable future.

Lovesac Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the S&P 500 and the Russell 2000 from February 1, 2019 through January 29, 2023. The graph assumes a $100 investment in each of our common stock, the S&P 500 and the Russell 2000 on February 1, 2019.



	February 1, 2019	February 2, 2020	January 31, 2021	January 30, 2022	January 29, 2023
The Lovesac Company common stock	$ 100.00	$ 47.81	$ 238.16	$ 212.89	$ 109.39
S&P 500	$ 100.00	$ 121.56	$ 142.53	$ 172.46	$ 134.04
Russell 2000	$ 100.00	$ 109.02	$ 141.91	$ 136.05	$ 161.03

Item 6.   [Reserved]

Not applicable.

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. As discussed in the section titled "Forward-Looking Statements," the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in the section titled "Risk Factors" under Part I, Item 1A in this Annual Report on Form 10-K.

We operate on a 52- or 53-week fiscal year that ends on the Sunday closest to February 1. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks, the fourth quarter represents a 14-week period.

Overview

We are a technology driven company that designs, manufactures and sells unique, high quality furniture derived through our proprietary "Designed for Life" approach which results in products that are built to last a lifetime and designed to evolve as our customers' lives do. Our current product offering is comprised of modular couches called Sactionals, premium foam beanbag chairs called Sacs, and their associated home decor accessories. Innovation is at the center of our design philosophy with all of our core products protected by a robust portfolio of utility patents. We market and sell our products through an omni-channel platform that includes direct-to-consumer touch-feel points in the form of our own showrooms, which include our newly created mobile concierge and kiosks, and online directly at *www.lovesac.com*. We believe that our ecommerce centric approach, coupled with our ability to deliver our large upholstered products through express couriers, is unique to the furniture industry.

Our Operations

See **Item 1. Business** for information on our products, customers, business model, channels, growth strategies, seasonality and other factors describing our business.

Factors Affecting Our Operating Results

While our growth strategy has contributed to our improving operating results, it also presents significant risks and challenges. The timing and magnitude of new showroom openings, existing showroom renovations, and marketing activities may affect our results of operations in future periods. These strategic initiatives will require substantial expenditures.

Other factors that could affect our results of operations in future periods include:

Macro-Economic Factors and COVID-19

There are a number of macro-economic factors and uncertainties affecting the overall business environment and our business, including increased inflation, rising interest rates, housing market conditions, consumer debt, and the conflict in Ukraine. These factors may have a negative impact on markets in which we operate, including the potential for an economic recession, a continued downturn in the housing market, and a reduction in consumer discretionary spending. We believe that these macro-economic factors have contributed to the slowdown in demand that we have experienced in our business which may continue. Although the impact of the COVID-19 pandemic has generally improved, there are uncertainties around the scope and severity of the pandemic and its variants, its impact on the global economy, including supply chains and labor in the countries in which we manufacture and source materials, and other business disruptions that may impact our operating results and financial condition.

Seasonality

Our business is seasonal. As a result, our revenues fluctuate from quarter to quarter, which often affects the comparability of our results between periods. Net sales are historically higher in the fourth fiscal quarter due primarily to the impact of the holiday selling season.

Competition

The retail industry is highly competitive and retailers compete based on a variety of factors, including design, quality, price and customer service. Levels of competition and the ability of our competitors to attract customers through competitive pricing or other factors may impact our results of operations.

How We Assess the Performance of Our Business

We consider a variety of financial and operating measures, including the following, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Net Sales

Net sales reflect our sale of merchandise plus shipping and handling revenue less returns and discounts. Sales made at Company operated showrooms, including shop-in-shops and pop-up-shops, and via the web are recognized, typically at the point of transference of title when the goods are shipped.

Comparable Showroom Sales

Comparable showroom sales are calculated based on point of sale transactions from showrooms that were open at least fifty-two weeks as of the end of the reporting period. These sales will differ from net sales on our income statement which are reported when goods are shipped and title has transferred to the customer. A showroom is not considered a part of the comparable showroom sales base if the square footage of the showroom changed or if the showroom was relocated. If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales. For fiscal years 2023 and 2022, 51 and 29 showrooms respectively, were excluded from comparable showroom sales. Comparable showroom sales allow us to evaluate how our showroom base is performing by measuring the change in period-over-period point of sale transactions in showrooms that have been open for twelve months or more. While we review comparable showroom sales as one measure of our performance, this measure is less relevant to us than it may be to other retailers due to our fully integrated, omni-channel, go-to-market strategy. As a result, measures that analyze a single channel are less indicative of the performance of our business than they might be for other companies that operate their distribution channels as separate businesses. Further, certain of our competitors and other retailers calculate comparable showroom sales (or similar measures) differently than we do. As a result, the reporting of our comparable showroom sales may not be comparable to sales data made available by other companies.

New Customer

We define a customer as new when the customer has completed a transaction at Lovesac either at a showroom or internet channel only for the first time or if an existing customer completes another purchase at least 2 years since their last purchase.

Customer Lifetime Value and Customer Acquisition Cost

We calculate CAC on an annual basis by dividing our expenses associated with acquiring new customers for a fiscal year by the number of new customers we acquire in that fiscal year. We include premium rent for locations above commercial rates, media costs to new customers, and a portion of showroom merchandising costs in our marketing expenses associated with acquiring new customers when calculating our CAC. We refined our definition of premium rent to includes locations in Malls, Lifestyle centers and urban areas. Our marketing expenses as a percentage of net sales for fiscal 2023 were 12.3%, and 13.1% of net sales in both fiscal 2022 and fiscal 2021. For fiscal 2023, our CAC was $628.16 per customer compared to a CAC of $542.02 for fiscal 2022. This increase was a result of our increased marketing spend that targeted Sactional customers. We expect our CAC to continue to increase over the next few years as a result of our continued focus on increasing marketing efforts. We expect this increase in CAC to correspond with a continued increase in CLV.

We monitor repeat customer transactions in aggregate through our point of sale platform and in groups based upon the year in which customers first made a purchase from us, which we refer to as cohorts, as a way to measure our customer's engagement with our products over their lifetime. Our fiscal 2023 cohorts CLV is $3,224 compared to $2,853 in fiscal 2022. In addition, our fiscal 2015 cohort has increased its CLV from $1,071 in fiscal 2015 to $1,426 in fiscal 2023, a 33.1% increase in customer value since the fiscal 2015 cohorts' first purchases with Lovesac.

Retail Sales Per Selling Square Foot

Retail sales per selling square foot is calculated by dividing the total point of sales transactions for all comparable showrooms, by the average selling square footage for the period. Selling square footage is retail space at our showrooms used to sell our products. Selling square footage excludes backrooms at showrooms used for storage, office space or similar matters.

Cost of Merchandise Sold

Cost of merchandise sold includes the direct cost of sold merchandise; inventory shrinkage; inventory adjustments due to obsolescence, including excess and slow-moving inventory and lower of cost or net realizable value reserves; inbound freight; all freight costs to ship merchandise to our showrooms, and warehousing and all logistics costs associated with shipping product to our customers. Certain of our competitors and other retailers may report gross profit differently than we do, by excluding from gross profit some or all of the costs related to their distribution network and instead including them in selling, general and administrative expenses. As a result, the reporting of our gross profit and profit margin may not be comparable to other companies.

The primary drivers of our cost of merchandise sold are raw materials costs, labor costs in the countries where we source our merchandise, and logistics costs. We expect gross profit to increase to the extent that we successfully grow our net sales and continue to realize scale economics with our manufacturing partners. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise and use product markdowns to efficiently sell these products. The timing and level of markdowns are driven primarily by customer acceptance of our merchandise.

Gross Profit

Gross profit is equal to our net sales less cost of merchandise sold. Gross profit as a percentage of our net sales is referred to as *gross margin*.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs, other than advertising and marketing expense, not included in cost of merchandise sold. These expenses include all payroll and payroll-related expenses; showroom expenses, including occupancy costs related to showroom operations, such as rent and common area maintenance; occupancy and expenses related to many of our operations at our headquarters, including utilities, equity based compensation, financing related expense; public company expenses; and credit card transaction fees. Selling, general and administrative expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters because a significant portion of the costs are relatively fixed.

Our recent revenue growth has been accompanied by increased selling, general and administrative expenses. The most significant components of these increases are payroll and rent costs. We expect these expenses, as well as rent expense associated with the opening of new showrooms, to increase as we grow our business. We expect to leverage total selling, general and administrative expenses as a percentage of net sales as net sales volumes continue to grow. We expect to continue to invest in infrastructure to support the Company's growth. Our continued infrastructure investments will include research and development costs on our existing and future products and foundational technology investments to support our continued growth. These investments will lessen the impact of expense leveraging during the period of investment with the greater impact of expense leveraging happening after the period of investment. However, total selling, general and administrative expenses generally will leverage during the periods of investments with the greatest leverage occurring within the fourth quarter.

Advertising and Marketing Expense

Advertising and marketing expense include digital, social, and traditional advertising and marketing initiatives, that cover all of our business channels. Advertising and marketing expense is expected to continue to increase as a percentage of net sales as we continue to invest in advertising and marketing which has accelerated net sales growth.

Basis of Presentation and Results of Operations

The following discussion contains references to fiscal years 2023, 2022 and 2021 which represent our fiscal years ended January 29, 2023, January 30, 2022 and January 31, 2021 respectively. Our fiscal year ends on the Sunday closest to February 1. Fiscal 2023, 2022 and 2021 were all 52-week periods. All dollar and percentage comparisons made herein refer to the year ended January 29, 2023, compared with the year ended January 30, 2022, unless otherwise noted. Refer to Part II, Item 7 of our Annual Report on Form 10-K for fiscal 2022 for a comparative discussion of our fiscal 2022 financial results as compared to fiscal 2021 filed with the SEC on March 30, 2022.

The following table sets forth, for the periods for fiscal 2023, 2022, and 2021, our statement of operations as a percentage of total revenues:

	For the Fiscal Year Ended		
	2023	**2022**	**2021**
Statement of Operations Data:			
Net sales	100%	100%	100%
Cost of merchandise sold	47%	45%	46%
Gross profit.	53%	55%	54%
Selling, general and administrative expenses	33%	32%	35%
Advertising and marketing	12%	13%	13%
Depreciation and amortization	2%	2%	2%
Operating income	6%	8%	4%
Interest expense, net	0%	0%	0%
Net income before taxes	6%	8%	4%
(Provision for) benefit from income taxes	(2)%	1%	0%
Net income	4%	9%	4%

Fiscal 2023 Compared to Fiscal 2022

Net sales

Net sales increased $153.3 million, or 30.8%, to $651.5 million in fiscal 2023 as compared to $498.2 million in fiscal 2022. The increase in overall net sales was driven by our Showroom sales, Internet sales and Other sales. New customers increased by 9.9% in fiscal 2023 as compared to 14.5% in fiscal 2022 driven by the successful campaigns throughout the year. We had 195 total showrooms including kiosks and mobile concierges open as of January 29, 2023 compared to 146 total showrooms as of January 30, 2022. We opened 46 additional showrooms, 6 kiosks, closed 2 showrooms and 1 kiosk and remodeled 4 showrooms in fiscal 2023, as compared to opening 28 showrooms, 8 kiosks, 2 mobile concierges, and not closing any showrooms in fiscal 2022. There were 2 showroom remodels in fiscal 2022. Showroom net sales increased $$99.5 million, or 33.3%, to $398.5 million in fiscal 2023 as compared to $299.0 million in fiscal 2022, principally related to higher point of sales transactions in all showrooms with slightly higher promotional discounting. This increase was due in large part to our comparable showroom point of sales transactions increase of $62.7 million, or 24.7%, to $316.8 million in fiscal 2023 as compared to $254.1 million in fiscal 2022 driven by strong promotional campaigns. Point of sales transactions represent orders placed through our showrooms which does not always reflect the point at which control transfers to the customer, which occurs upon shipment being confirmed. We believe point of sales transactions is a more accurate way to measure showroom performance and how our showroom associates are incentivized. Comparable showroom point of sales transaction per selling square foot remains flat at $2,771 in fiscal 2023 as compared to $2,751 in fiscal 2022. The average point of sales transaction per location including non-comparable showrooms decrease by approximately 5.4% driven by higher new showroom openings. Internet sales (sales made directly to customers through our ecommerce channel) increased $25.9 million, or 17.2%, to $176.5 million in fiscal 2023 as compared to $150.6 million in the fiscal 2022. We believe that the increase in Internet sales was due primarily to our strong promotional campaigns and our increased marketing initiatives. Other sales, which include pop-up-shop sales, barter inventory transactions and shop-in-shop sales, increased $27.9 million, or 57.4%, to $76.5 million in fiscal 2023 as compared to $48.6 million in fiscal 2022. This increase was driven by higher barter inventory transactions, operating 22 Best Buy shop-in-shops, and the addition of 113 new Costco in store pop-up-shops in fiscal 2023, partially offset by lower productivity in our online pop-up-shops on Costco.com in fiscal 2023. We expect to continue hosting both online pop-ups on Costco.com and Costco in store pop-up-shops.

Gross profit

Gross profit increased $72.5 million, or 26.5%, to $345.8 million in fiscal 2023 from $273.3 million in fiscal 2022. Gross margin decreased to 53.1% of net sales in fiscal 2023 from 54.9% of net sales in fiscal 2022. The decrease in gross margin percentage of 180 basis points was primarily driven by an increase of 160 basis points in total freight including tariff expenses and warehousing costs and a decrease of 20 basis points in product margin. The increase in total freight including tariffs and warehousing costs over the prior year period is related to 90 basis points deleverage in warehousing and outbound freight costs and the increase of 70 basis points in inbound container freight costs. The product margin decrease is driven by 60 basis points in higher promotional discounting, partially offset by 40 basis points benefit from continuing vendor negotiations to assist with the mitigation of tariffs and additional one-time US dollar denominated rebates related to currency impact.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 33.4%, or $54.1 million, to $216.1 million for the fiscal year ended January 29, 2023 compared to $162.0 million for the fiscal year ended January 30, 2022. The increase in selling, general and administrative expenses in fiscal 2023 was primarily related to an increase in employment costs, overhead, rent, and selling related expenses. Employment costs increased by $26.3 million driven by an increase in new hires and variable compensation. Overhead expenses increased $10.8 million consisting of an increase of $4.5 million in equity-based compensation, an increase of $4.2 million in infrastructure investments, an increase of $1.4 million in travel expenses, and an increase of $0.6 million in insurance expenses. Rent increased by $9.8 million related to $6.8 million rent expense primarily related to our net addition of 44 showrooms and 5 kiosks and $3.0 million in higher percentage rent from the increase in net sales. Selling related expenses increased $7.2 million due to an increase of $9.7 million in credit card fees, partially offset by lower selling related fees in the Other channel by a one time settlement fee in the prior year to terminate an existing agreement with a vendor partner.

Selling, general and administrative expenses were 33.2% of net sales for fiscal year ended January 29, 2023 compared to 32.5% of net sales for fiscal year ended January 30, 2022. SG&A expense as a percent of net sales increased by 70 basis points in fiscal 2023 due to deleveraging of approximately 230 bps in employment costs, credit card fees, equity-based compensation, and travel, partially offset by higher leverage of approximately 160 bps within general operating expenses and sales agent fees related to a fiscal 2022 fee settlement. The deleverage in payroll and travel relates to the continuous investments we are making into the business to support our ongoing growth. The deleverage in equity-based compensation is driven by an increase in expense related to long term performance awards granted in fiscal 2021 for which the performance metrics were achieved in fiscal 2023. Credit card fee deleverage is related to the increase in customer utilization of credit coupled with the impact of the increase in interest rates on credit card fees.

Advertising and marketing expenses

Advertising and marketing expenses increased $14.8 million, or 22.7%, to $79.9 million for the fiscal year ended January 29, 2023 compared to $65.1 million for the fiscal year ended January 30, 2022. The increase in advertising and marketing costs relates to ongoing investments in marketing spends to support our net sales growth.

Advertising and marketing expenses were 12.3% of net sales in fiscal 2023 and 13.1% in fiscal 2022.

Depreciation and amortization expenses

Depreciation and amortization expenses increased 37.4%, or $2.9 million to $10.8 million in fiscal 2023 compared to $7.9 million in fiscal 2022. The increase in depreciation and amortization expense is principally related to capital investments for new and remodeled showrooms in fiscal 2023.

Interest expense

Interest expense, net of interest earned on the Company's money market account was $0.1 million and $0.2 million in fiscal 2023 and fiscal 2022, respectively, principally related to the interest expense for unused line fees and amortization of deferred financing fees on the asset based loan.

Provision for income taxes

During fiscal 2023, the Company recorded an income tax expense of $10.7 million compared to income tax benefit of $7.6 million during fiscal 2022. During fiscal 2022 the company recognized a reversal of the valuation allowance on deferred tax assets of $16.4 million, offset by recognition of deferred tax expense of $9.8 million.

Repeat customers

Repeat customers accounted for approximately 45.6% of all transactions in fiscal 2023 compared to 41.6% in fiscal 2022. We expect a healthy mix between new transactions and repeat customers in our transaction mix as we spend on acquisition.

Quarterly Results

Our business is seasonal and we have historically realized a higher portion of our net sales and net income in the fourth fiscal quarter due primarily to the holiday selling season. Working capital requirements are typically higher in the third fiscal quarter due to inventory built-up in advance of the holiday selling season. During these peak periods we have historically increased our borrowings under our line of credit. As such, results of a period shorter than a full year may not be indicative of results expected for the entire year, and the seasonal nature of our business may affect comparisons between periods.

Liquidity and Capital Resources

General

Our business relies on cash flows from operations, our revolving line of credit (see "Revolving Line of Credit" below) and securities issuances as our primary sources of liquidity. Our primary cash needs are for marketing and advertising, inventory, payroll, showroom rent, capital expenditures associated with opening new showrooms and updating existing showrooms, as well as infrastructure and information technology. The most significant components of our working capital are cash and cash equivalents, merchandise inventory, prepaid expenses, accounts payable, accrued expenses, other current liabilities and customer deposits. Borrowings generally increase in our third fiscal quarter as we prepare to build our inventory levels in preparation for the fourth quarter holiday selling season. We believe that cash expected to be generated from operations, the availability under our revolving line of credit and our existing cash balances are sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months.

Cash Flow Analysis

A summary of operating, investing, and financing activities during the periods indicated are shown in the following table:

in thousands	Fiscal Year Ended		
	January 29, 2023	January 30, 2022	January 31, 2021
Net Cash (Used in) Provided by Operating Activities	$ (21,375)	$ 34,018	$ 40,521
Net Cash Used in Investing Activities.	(25,549)	(16,488)	(9,052)
Net Cash Used in Financing Activities	(1,935)	(3,479)	(1,667)
(Decrease) increase in cash and cash equivalents.	(48,859)	14,051	29,802
Cash and cash equivalents at end of period	$ 43,533	$ 92,392	$ 78,341

Net Cash (Used in) Provided by Operating Activities

Cash (used in) provided by operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation, amortization, loss on disposal of property and equipment, impairment of property and equipment, equity based compensation, non-cash operating lease cost and the effect of changes in working capital and other activities.

In fiscal 2023, net cash used in operating activities was $21.4 million and consisted of changes in operating assets and liabilities of $90.8 million, net income of $28.2 million, and non-cash items of $41.2 million. Working capital and other activities consisted primarily of increases in inventory of $11.5 million, trade accounts receivable of $0.9 million, other assets of $21.4 million, decreases in accounts payable and accrued expenses of $33.0 million, operating lease liabilities of $18.3 million, customer deposits of $6.6 million, and prepaid and other current assets of $0.9 million.

In fiscal 2022, net cash provided by operating activities was $34.0 million and consisted of changes in operating assets and liabilities of $31.2 million, a net income of $45.9 million, and non-cash items of $19.9 million. Working capital and other activities consisted primarily of increases in inventory of $56.8 million trade accounts receivable of $4.0 million, prepaid expenses and other current assets of $2.5 million, accounts payable and accrued expenses of $39.2 million, customer deposits of $7.3 million, offset by a $14.4 million decrease in operating lease liabilities.

In fiscal 2021, net cash provided by operating activities was $40.5 million and consisted of changes in operating assets and liabilities of $10.5 million, a net income of $14.7 million, and non-cash items of $15.3 million. Working capital and other activities consisted primarily of increases in inventory of $14.0 million and prepaid expenses and other current assets of $2.1 million, partially offset by a decrease in accounts receivable of $2.7 million and increases in accrued liabilities and accounts payable of $19.6 million, and customer deposits of $4.3 million.

Net Cash Used in Investing Activities

Investing activities consist primarily of investments related to capital expenditures for new showroom openings, the remodeling of existing showrooms, and the acquisition of intangible assets. Capital expenditures were $25.5 million, $16.5 million and $9.1 million for fiscal years 2023, 2022, and 2021, respectively, as a result of investments in new and remodeled showrooms and the acquisition of intangible assets.

Net Cash Used in Financing Activities

Financing activities consist primarily of taxes paid for the net settlement of equity awards.

For fiscal 2023, net cash used in financing activities was $1.9 million due to taxes paid for net share settlement of equity awards of $1.6 million and payments of deferred financing costs of $0.3 million.

For fiscal 2022, net cash used in financing activities was $3.5 million due to taxes paid for net share settlement of equity awards of $3.6 million offset by proceeds from the exercise of warrants of $0.1 million.

For fiscal 2021, net cash used in financing activities was $1.7 million primarily due to taxes paid for net share settlement of equity awards.

Revolving Line of Credit

On March 25, 2022, we amended our existing credit agreement providing for an asset-based revolving credit facility with the lenders party thereto, and Wells Fargo Bank, National Association ("Wells Fargo Bank"), as administrative agent. The maturity date of our credit agreement was extended to March 25, 2024 and, among other things, the maximum revolver commitment was increased from $25.0 million to $40.0 million, subject to borrowing base and availability restrictions. Our credit agreement includes a $1,000,000 sublimit for the issuance of letters of credit and a $4,000,000 sublimit for swing line loans. There were no outstanding borrowings under our credit facility as of January 29, 2023 and January 30, 2022.

We are required to pay a commitment fee of 0.30% based on the daily unused portion of the credit facility. Amounts outstanding under the credit facility, at our option, bear interest at either a base rate or a term secured overnight term rate ("SOFR") based rate, plus, in either case, a margin determined by reference to our quarterly average excess availability under the credit facility and ranging from 0.50% to 0.75% for borrowings accruing interest at base rate and from 1.625% to 1.850% for borrowings accruing interest at term SOFR. Swing line loans will at all times accrue interest at a base rate plus the applicable margin. The lower margins described above will apply initially and will adjust thereafter from time to time based on the quarterly average excess availability under the credit facility. On March 24, 2023, the Company amended the credit agreement to extend the maturity date to September 30, 2024. All other terms of the credit agreement remain unchanged. For additional information regarding our line of credit with Wells Fargo, see **Note 10. Financing Arrangements** in the Notes to the Financial Statements included in Part IV of this report.

Critical Accounting Policies and Estimates

The management's discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in conformity with U.S. GAAP. Certain accounting policies and estimates are particularly important to the understanding of our financial position and results of operations and requires us to make significant estimates and assumptions. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions and conditions. In applying these policies, management uses their judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical operations, our future business plans and projected financial results, and other various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. We continue to monitor the effects of global macroeconomic and geopolitical uncertainty, including COVID-19 pandemic related factors and general market, political and economic conditions.

All of our significant accounting policies are outlined in **Note 1. Basis of Presentation, and Summary of Significant Accounting Policies** in the Notes to the Financial Statements included in Part IV of this report. here have been no material changes to the significant accounting policies during fiscal 2023.

Barter Arrangements

The Company has a bartering arrangement with a third-party vendor, whereby the Company will provide inventory in exchange for media credits. Barter sales transaction with commercial substance are recorded at a transaction price based on the estimated fair value of the non-cash consideration of the media credits to be received and the revenue is recognized when control of inventory is transferred, which is when the inventory is picked up in our warehouse. Fair value is estimated using various considerations, including the cost of similar media advertising if transacted directly, the expected sales price of product given up in exchange for the media credits, and the expected usage of media credits prior to expiration based on a marketing spend forecast. Projecting marketing spend requires estimating such factors as sales growth, inflation, overall economics of the retail industry, and changes in marketing trends, and are therefore subject to variability and difficult to predict, among other things. The Company recognizes an asset for media credits which is subsequently evaluated for impairment at each reporting period for any changes in circumstances. The Company recognized $21.3 million and $3.5 million for media credits and did not recognize any impairment for the years ended January 29, 2023, and January 30, 2022, respectively.

Impairment of Long-Lived Assets

Our long-lived assets consist of property and equipment and right-of-use assets from leases. Property and equipment includes leasehold improvements, and other tangible assets. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset might not be recovered. We evaluate for impairment at the individual showroom level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we will first compare the carrying amount of the assets to the future undiscounted cash flows for the respective long-lived asset. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss is measured as the excess of the carrying value over its fair value. We estimate fair value based on future discounted cash flow based on our historical operations of the showroom and estimates of future showroom profitability and economic conditions. These estimates include factors such as sales growth, gross margin, employment costs, lease escalation, and overall macroeconomic conditions, and are therefore subject to variability. Actual future results may differ from those estimates. If required, an impairment loss is recorded for that portion of the assets' carrying value in excess of fair value.

In fiscal 2023, we did not recognize any impairment charges associated with showroom-level right-of-use assets. During fiscal 2022, we recorded impairment charges of $0.6 million associated with the assets of an underperforming retail location in selling, general and administrative expenses in our Statements of Operations. We did not recognize any impairment charges with showroom-level right of use assets during the fiscal year ended January 31, 2021.

Merchandise Inventories

Merchandise inventories are comprised of finished goods which are carried at the lower of cost or net realizable value and capitalized freight and warehousing costs. Cost is determined on a weighted-average method basis. Merchandise inventories consist primarily of foam filled furniture, sectional couches, and related accessories. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and its estimates of future retail sales prices. In addition, we include capitalized freight and warehousing costs in inventory related to the finished goods in inventory.

Operating Leases

The Company determines if a long-term contractual obligation is a lease at inception. The majority of our operating leases relate to company showrooms. We also lease our corporate facilities. These operating leases expire at various dates through fiscal 2034. Showroom leases may include options that allow us to extend the lease term beyond the initial base period, subject to terms agreed upon at lease inception. Some leases also include early termination options, which can be exercised under specific conditions. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company records lease liabilities at the present value of the lease payments not yet paid, discounted at the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term. As the Company's leases do not provide an implicit interest rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

We recognize operating lease cost over the estimated term of the lease, which includes options to extend lease terms that are reasonably certain of being exercised, starting when possession of the property is taken from the landlord, which normally includes a construction period prior to the showroom opening. When a lease contains a predetermined fixed escalation of the fixed rent, we recognize the related operating lease cost on a straight-line basis over the lease term. In addition, certain of our lease agreements include variable lease payments, such as payments based on a percentage of sales that are in excess of a predetermined level and/or increases based on a change in the consumer price index or fair market value. These variable lease payments are excluded from minimum lease payments and are included in the determination of net lease cost when it is probable that the expense has been incurred and the amount can be reasonably estimated. If an operating lease asset is impaired, the remaining operating lease asset will be amortized on a straight-line basis over the remaining lease term.

Recent Accounting Pronouncements

See **Note 1. Basis of Presentation, and Summary of Significant Accounting Policies** in the Notes to the Financial Statements included within this report for a discussion of recently issued and adopted accounting standards.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are exposed to a variety of market risks, including fluctuations in interest rates and inflation that could affect our financial position and results of operations.

Interest Rate Risk

Cash and cash equivalents and short-term investments were held primarily in cash deposits, certificates of deposit, money market funds and investment grade corporate debt. The fair value of our cash, cash equivalents and short-term investments will fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest.

Interest on the revolving line of credit incurred pursuant to the credit agreements described herein would accrue at a floating rate based on a formula tied to certain market rates at the time of occurrence; however, we do not expect that any changes in prevailing interest rates will have a material impact on our results of operations.

Inflation

In fiscal year 2023, we saw inflationary pressures across various parts of our business and operations, including, but not limited to, wholesale cost inflation and rising costs across our supply chain. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to be subject to more significant inflationary pressures, we may not be able to fully offset such higher costs through price increases or other cost efficiency measures. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8.   Financial Statements and Supplementary Data.

The Company's financial statements are contained in the pages beginning on F-1, which appear at the end of this Annual Report on Form 10-K.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that our disclosure controls and procedures were effective as of January 29, 2023.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 29, 2023. In making this assessment, management used the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Tread way Commission (COSO) in "Internal Control-Integrated Framework." Based on management's assessment using the COSO criteria, management has concluded that the Company's internal control over financial reporting was effective as of January 29, 2023.The effectiveness of our internal control over financial reporting as of January 29, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their attestation report, included in Part IV of this Annual Report on Form 10-K.

Remediation of Previously Identified Material Weaknesses

As previously disclosed in Part II, "Item 9A — Controls and Procedures" of our Annual Report on Form 10-K for the year ended January 30, 2022, we identified a material weakness in our internal control over financial reporting relating to ineffective information technology general controls in the areas of user access and segregation of duties related to certain information technology systems that support our financial reporting process.

During the year ended January 29, 2023, we undertook a series of activities to remediate the material weakness, with the following actions designed to strengthen the information technology control environment:

- Evaluating and implementing enhanced process controls around user access management to key information systems which may impact our financial reporting;

- Expanding management and governance over user access and system controls;

- Enhancing our information technology compliance and accounting functions with additional experienced hires including a new Chief Information Officer.

We completed our testing of both the design and operating effectiveness of the informational technology general controls, and have concluded that the material weakness has been remediated as of January 29, 2023.

Changes in our Internal Control over Financial Reporting

Other than as described above in connection with our implementation of the remediation actions discussed above, there were no changes in our internal control over financial reporting that occurred during the quarter ended January 29, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B.   Other Information.

Shawn Nelson Amended and Restated Employment Agreement

On March 23, 2023, the Compensation Committee of the Board of Directors (the "Committee") of the Company approved, and the Company and Shawn Nelson entered into, an Amended and Restated Employment Agreement (the "A&R Employment Agreement"), which replaces and supersedes in its entirety the prior employment agreement between the Company and Mr. Nelson, dated October 26, 2017, as amended October 2, 2019, and March 24, 2022 (the "Prior Agreement"). The A&R Employment Agreement extends Mr. Nelson's non-competition and non-solicitation covenants from 18 months to 24 months following the termination of his employment and, in connection with this, correspondingly increases the period during which Mr. Nelson will be entitled to severance compensation and benefits upon a termination of his employment without Cause or for Good Reason (in each case, as defined in Mr. Nelson's A&R Employment Agreement) from 18 months to 24 months. The other material terms and conditions of the A&R Employment Agreement generally remain unchanged from those set forth in the Prior Agreements.

The foregoing description of the A&R Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Employment Agreement, filed herewith as Exhibit 10.16 of this Form 10-K and is incorporated herein by reference.

Shawn Nelson One-Time Performance and Retention Long-Term Incentive Grant

On March 23, 2023, the Committee approved a one-time performance and retention long-term incentive grant of 235,000 Restricted Stock Units (the "RSU Grant") for Mr. Nelson pursuant to the Lovesac Company Second Amended and Restated 2017 Equity Incentive Plan (the "Plan") and Mr. Nelson's Restricted Stock Units Agreement and Grant Notice (the "RSU Agreement"). The RSU Grant vests on the later to occur of (i) the fifth anniversary of the date of grant so long as, (x) on or prior to such date (subject to certain limited extensions), the Company has achieved a specified level of performance with respect to share price and net sales, and (y) Mr. Nelson remains in continuous service with the Company as Chief Executive Officer through such date; or (ii) if the specified level of performance with respect to net sales is not achieved on or prior to the fifth anniversary of the date of grant, but the other conditions in subclause (i) are achieved, the first date that such specified level of performance with respect to net sales is achieved, so long as it is achieved on or prior to the seventh anniversary of the date of grant and so long as Mr. Nelson remains in continuous service with the Company through such date. Except as described in the following paragraph, the RSU Grant will be settled in shares of common stock of the Company on the first anniversary of the applicable vesting date.

If Mr. Nelson's service with the Company is terminated (a) by the Company without Cause after the fifth anniversary of the date of grant, or (b) by the Company without Cause or by Mr. Nelson for Good Reason following a Change in Control (as defined in the Plan), the RSU Grant will vest in full as of the date of Mr. Nelson's termination of service and will be settled on the first anniversary of such vesting date, except that if such termination of service occurs within two years following a Change in Control, the RSU Grant will be settled immediately upon such vesting date.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III.

Item 10.   Directors, Executive Officers and Corporate Governance.

The following is a list of the names, ages and backgrounds of our current executive officers:

Name	Age	Present Position	Business Experience
Shawn Nelson	46	Chief Executive Officer and Director	Shawn Nelson founded Lovesac in 1998 and is currently serving as Chief Executive Officer of the Company and as a member of the Board of Directors. Mr. Nelson is the lead designer of the Company's patented products and leads sourcing, creative, design, public relations, investor relations and culture. In 2005, Mr. Nelson won Richard Branson's "The Rebel Billionaire" on Fox and continues to participate in ongoing TV appearances. Mr. Nelson has a Master's Degree in Strategic Design and Management and is a former graduate-level instructor at Parsons, The New School for Design in New York City. Mr. Nelson is also fluent in Mandarin.
Mary Fox	50	President and Chief Operating Officer	Mary Fox is the President and Chief Operating Officer of Lovesac since November 2021. Previously, she served as General Manager for North America Consumer Products at BIC from 2018 to November 2021. Prior to joining BIC, she spent six years at L'Oréal in various roles within Ecommerce, New Business Development, and Business Transformation in the United States. Before L'Oréal, Ms. Fox held several senior leadership positions at Walmart in both the United States and International divisions. During her time as SVP Global Sourcing at Walmart, Ms. Fox co-founded the Sustainable Apparel Coalition in 2009 with Patagonia, which is now the leading global apparel, footwear, and textile coalition focused on sustainable production. Since 2023, Ms. Fox is a director of AF Ventures, a venture capital fund investing in high growth consumer products. She also served as a director of AF Acquisition Corp., a special purpose acquisition company targeting the better-for-you food and beverage, health and wellness, beauty, personal care and pet industries, from 2021 to 2023. She also served on the Board of Directors of The Lovesac Company from February 2020 to November 2021. Ms. Fox graduated from Coventry University in the United Kingdom and holds a degree in manufacturing engineering and business studies.
Jack Krause	60	Chief Strategy Officer, Director	Jack Krause is the Chief Strategy Officer of The Lovesac Company and a member of the Board of Directors. Previously, he served as President and Chief Operating Officer of Lovesac from 2015 until November 2021. Prior to Lovesac, Mr. Krause served as President of Vitamin World, a division of NBTY. He also served as Senior Vice-President of Watch Station Global Retail and Skagen from 2011 to 2013. Mr. Krause also held the position of General Manager of Sunglass Hut North America from 2008 to 2010 along with other executive positions at Luxottica. Mr. Krause worked for 11 years at Bath and Body Works in roles of increasing responsibility leading to Senior Vice-President of Brand Development from 2004 to 2006. Prior to that he spent 10 years in brand management at Jergens and Marion Consumer Products. Mr. Krause has a Bachelor of Science in Business Administration from Miami University.

Name	Age	Present Position	Business Experience
Donna Dellomo	58	Executive Vice President and Chief Financial Officer, Treasurer and Secretary of the Company	Donna Dellomo is Executive Vice President, Chief Financial Officer, Treasurer and Secretary of The Lovesac Company. Prior to joining The Lovesac Company, Ms. Dellomo was Vice-President and Chief Financial Officer of Perfumania Holdings, a $540 million publicly traded company with over 290 retail locations, owned and licensed brands and a wholesale distribution network from January 1998 to January 2017. She also held progressive positions from October 1988 to December 1997 as Internal Audit Manager, Accounting Manager and Corporate Controller at Cybex International, Inc., a $125 million publicly traded company that manufactured and distributed fitness, rehabilitative and health care equipment. Ms. Dellomo is a Certified Public Accountant with initial focus on audit and tax and is also a former Member of the Board of Trustees of Molloy University and Chair of their Fiscal Affairs Committee.

We will file with the SEC a definitive proxy statement (the "2023 Proxy Statement") pursuant to Regulation 14A for our 2023 annual meeting of stockholders within 120 days of the fiscal year ended January 29, 2023. The additional information required by this Item will appear in the 2023 Proxy Statement and is incorporated by reference herein.

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all officers, directors and associates, which is available on our website (https://investor.lovesac.com) under "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Conduct by posting such information on the website address and location specified above.

Item 11.   Executive Compensation.

The information required by this Item will appear in the 2023 Proxy Statement and is incorporated by reference herein.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of January 29, 2023, about the securities which are either already issued, or authorized for future issuance, under our Second Amended and Restated 2017 Equity Incentive Plan (the "2017 Equity Plan").

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders[2][3]	1,167,044	$ 38.10	741,649
Equity compensation plans not approved by shareholders	—	—	—
Total	**1,167,044**	**$ 38.10**	**741,649**

(1)   The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock underlying restricted stock units or performance units, which have no exercise price.

(2)   Calculations based on 2017 Equity Plan.

(3)   Awards of equity are made pursuant to our 2017 Equity Plan which was approved by our Board of Directors and our stockholders on August 26, 2017. In fiscal 2019, the 2017 Equity Plan was amended to increase the shares of our common stock authorized and reserved for issuance to 615,066 shares. In fiscal 2020, the 2017 Equity Plan was amended and restated to, among other things, increase the shares of our common stock authorized and reserved for issuance to 1,414,889 shares. In fiscal 2021, the 2017 Equity Plan was amended and restated to increase the shares of our common stock authorized and reserved for issuance by 690,000 shares. In fiscal 2023, the 2017 Equity Plan was amended and restated to, among other things, increase the shares of our common stock authorized and reserved for issuance by 550,000 shares.

The remaining information required by this Item will appear in the 2023 Proxy Statement and is incorporated by reference herein.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will appear in the 2023 Proxy Statement and is incorporated by reference herein.

Item 14.   Principal Accounting Fees and Services.

The information required by this Item will appear in the 2023 Proxy Statement and is incorporated by reference herein.

Item 15.   Exhibits, Financial Statement Schedules.

(a)   The following documents are filed as part of this report:

1.   Financial Statements (see Part II, **Item 8. Financial Statements and Supplementary Data**)

2.   Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3.   Exhibits

See the Exhibit Index.

Item 16.   Form 10-K Summary.

Optional disclosure not included in this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Filed/ Incorporated by Reference from Form**	Incorporated by Reference from Exhibit Number	Dated Filed
2.1	Assignment and Assumption Agreement	S-1	2.1	4/20/2018
3.1	Amended and Restated Certificate of Incorporation	8-K	3.1	6/7/2021
3.2	Amended and Restated Bylaws	S-1/A	3.2	6/8/2018
4.1	Form of Amended and Restated Series A Warrant Agreement	S-1/A	4.2	5/23/2018
4.2	Form of Amended and Restated Series A-1 Warrant Agreement	S-1/A	4.3	5/23/2018
4.3	Form of Amended and Restated Series A-2 Warrant Agreement	S-1/A	4.4	5/23/2018
4.4	Form of Representative's Warrant	S-1/A	4.4	6/25/2018
4.5	Description of the Company's securities registered pursuant to Section 12 of the Exchange Act of 1934	Filed herewith.		
10.1†	Wells Fargo Credit Agreement	S-1	10.1	4/20/2018
10.2†	Amendment No. 6 to Credit Agreement between The Lovesac Company and Wells Fargo Bank, N.A.	10-K	10.2	3/30/2022
10.3±	Second Amended and Restated 2017 Equity Incentive Plan	10-Q	10.1	6/8/2022
10.4±	Form of Restricted Stock Units Agreement	S-1/A	10.3	5/23/2018
10.5	Amended and Restated Registration Rights Agreement	S-1	10.5	4/20/2018
10.6±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Shawn Nelson	S-1	10.6	4/20/2018
10.7±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Jack Krause	S-1	10.7	4/20/2018
10.8±	Employment Agreement dated October 26, 2017, by and between The Lovesac Company and Donna Dellomo	S-1	10.8	4/20/2018
10.9±	First Amendment to Employment Agreement dated October 2, 2019, by and between The Lovesac Company and Shawn Nelson	10-K	10.8	4/14/2021
10.10±	First Amendment to Employment Agreement dated October 2, 2019, by and between The Lovesac Company and Jack Krause	10-K	10.9	4/14/2021
10.11±	First Amendment to Employment Agreement dated October 2, 2019, by and between The Lovesac Company and Donna Dellomo	10-K	10.1	4/14/2021
10.12±	Second Amendment to Employment Agreement dated November 9, 2021, by and between The Lovesac Company and Jack A. Krause	8-K	10.2	11/12/2021
10.13±	Employment Agreement between The Lovesac Company and Mary Fox, dated September 30, 2021	8-K	10.1	11/12/2021
10.14±	Second Amendment to Employment Agreement dated March 24, 2022, by and between The Lovesac Company and Shawn Nelson	10-K	10.14	03/30/2022
10.15±	Second Amendment to Employment Agreement dated March 24, 2022, by and between The Lovesac Company and Donna Dellomo	10-K	10.15	03/30/2022
10.16±	Amended and Restated Employment Agreement dated March 23, 2023, by and between The Lovesac Company and Shawn Nelson	Filed herewith.		
10.17±	Offer Letter between The Lovesac Company and Mary Fox, dated September 30, 2021	8-K	10.3	11/12/2021
10.18±	Mary Fox Resignation Letter from Board of Directors, dated November 9, 2021	8-K	10.4	11/12/2021

Exhibit Number	Description of Exhibit	Filed/ Incorporated by Reference from Form**	Incorporated by Reference from Exhibit Number	Dated Filed
10.19±	Form of Stock Option Award Agreement	10-K	10.11	4/14/2021
10.20±	The Lovesac Company Annual Incentive Compensation Plan	10-Q	10.1	12/9/2021
10.21±	The Lovesac Company Director Compensation Policy	Filed herewith.		
10.22†	Amendment No. 7 to Credit Agreement between The Lovesac Company and Wells Fargo Bank, N.A.	Filed herewith.		
21.1	List of Subsidiaries	10-K	21.1	4/14/2021
23.1	Consent of Deloitte & Touche LLP	Filed herewith.		
23.2	Consent of Marcum LLP	Filed herewith.		
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended	Filed herewith.		
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as amended	Filed herewith.		
32.1*	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended	Filed herewith.		
32.2*	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended	Filed herewith.		
101.INS	XBRL Instance Document			
101.SCH	XBRL Taxonomy Extension Schema Document			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB	XBRL Taxonomy Extension Label Linkbase Document			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document			

±   Indicates a management contract or compensatory plan.

†   Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

*   This certification is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 29, 2023.

THE LOVESAC COMPANY

By: /s/ Shawn Nelson

Shawn Nelson

Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shawn Nelson and Donna Dellomo, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Exchange Act, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Shawn Nelson	March 29, 2023
Shawn Nelson	
Chief Executive Officer and Director	
(Principal Executive Officer)	
/s/ Donna Dellomo	March 29, 2023
Donna Dellomo	
Executive Vice President and	
Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	
/s/ Andrew Heyer	March 29, 2023
Andrew Heyer	
Chairman and Director	
/s/ Walter McLallen	March 29, 2023
Walter McLallen	
Director	
/s/ Sharon M. Leite	March 29, 2023
Sharon M. Leite	
Director	
/s/ Shirley Romig	March 29, 2023
Shirley Romig	
Director	
/s/ John Grafer	March 29, 2023
John Grafer	
Director	
/s/ Jack Krause	March 29, 2023
Jack Krause	
Director	
/s/ Vineet Mehra	March 29, 2023
Vineet Mehra	
Director	

THE LOVESAC COMPANY

FINANCIAL STATEMENTS

AS OF JANUARY 29, 2023 AND JANUARY 30, 2022 AND FOR THE YEARS ENDED JANUARY 29, 2023, JANUARY 30, 2022, AND JANUARY 31, 2021

THE LOVESAC COMPANY

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of The Lovesac Company

Opinion on the Financial Statements

We have audited the accompanying balance sheet of The Lovesac Company (the "Company") as of January 29, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year ended January 29, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 29, 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 29, 2023, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Barter Arrangements — *Refer to Note 1 to the financial statements*

Critical Audit Matter Description

The Company has a bartering arrangement with a third-party vendor, in which the Company sells returned open-box inventory in exchange for media credits. Barter sale transactions with commercial substance are recorded at a transaction price based on the estimated fair value of the non-cash consideration of the media credits to be received and the revenue is recognized when control of inventory is transferred, which is when the inventory is picked up from the Company's warehouse. Fair value is estimated using various considerations including the cost of similar media advertising if transacted directly, the expected sales price of product given up in exchange for the media credits, and the expected usage of media credits prior to expiration based on a marketing spend forecast. For the year ended January 29, 2023, the Company recognized $21.3 million of barter sales in exchange for media credits. The Company recognizes an asset for media credits which is subsequently evaluated for impairment at each reporting period for any changes in circumstances. As of January 29, 2023, the Company had $25.2 million of unused media credits and did not recognize any impairment.

We identified the barter arrangement as a critical audit matter because of the significant estimate and assumptions management makes to determine the transaction price based on the estimated fair value of the non-cash consideration received in exchange for the media credits. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's estimate of the fair value of the sale transaction price.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to barter arrangement included the following, among others:

- We tested the effectiveness of controls over the determination of the transaction price

- We read the underlying barter transaction agreement

- For a sample of barter sale transactions, we tested that the sale occurred and the estimated fair value of the sale transaction price, as follows:

  - Obtained shipping documents that evidenced the transfer of control of the related inventory

  - Compared management's independent estimate of advertising costs to the actual advertising costs incurred under the barter arrangement from the third-party vendor

  - Compared the transaction price of the inventory sold through the bartering agreement to the transaction price of like inventory sold to other third-party customers

  - Tested the underlying assumptions to management's analysis to determine their ability to utilize media credits by 1) making inquiries of management related to their projected advertising and media spend, 2) performing a lookback analysis of total marketing spend and specific marketing spend with the third-party vendor, and 3) comparing the forecasts to the amounts included in the overall business forecast as communicated to the Board of Directors

/s/ Deloitte & Touche LLP

Stamford, Connecticut
March 29, 2023

We have served as the Company's auditor since fiscal 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of The Lovesac Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Lovesac Company (the "Company") as of January 29, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material aspects, effective internal control over financial reporting as of January 29, 2023 based on criteria established in *Internal Control — Integrated Framework (2013) issued by* COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended January 29, 2023, of the Company and our report dated March 29, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
March 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
The Lovesac Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of The Lovesac Company (the "Company") as of January 30, 2022, the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended January 30, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 30, 2022, and the results of its operations and its cash flows for each of the two years in the period ended January 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of January 30, 2022, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 30, 2022, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of the existence of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for leases in accordance with ASC 842

Description of the matter

As described in Note 1 to the financial statements, the Company changed its method of accounting for leases in 2021 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, *Leases* (ASC 842), and the related amendments.

The adoption of ASC 842 resulted in the recognition of right-of-use operating lease assets of $90 million and operating lease liabilities of approximately $97 million, and the reclassification of deferred rent of $6.7 million as a reduction of the right-of-use assets as of February 1, 2022. There was no cumulative effect of adopting the standard to retained earnings.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term discounted using the incremental borrowing rate.

Auditing the Company's adoption of ASC 842 was complex and involved subjective auditor judgment because the Company is a party to a significant number of lease contracts and certain aspects of adopting ASC 842 required management to exercise judgment in applying the new standard to its portfolio of lease contracts. In particular, the estimates of the incremental borrowing rate were complex due to the significant management estimates required to determine the appropriate incremental borrowing rate and the resulting impact on the financial statements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for the adoption of ASC 842.

This included testing controls over management's review of the incremental borrowing rate and models used to estimate the fair value of the right-of-use asset, including the related data and assumption.

To test the adoption of ASC 842, we performed audit procedures that included, among others, selecting a sample of lease contracts from the overall population to evaluate the completeness, accuracy, and proper application of the accounting standard, testing the accuracy of lease terms within the lease IT system by comparison of the data for a sample of leases to the underlying lease contract, and testing the accuracy of the Company's system calculations of initial operating lease right-of use-assets and operating lease liabilities.

Additionally, we evaluated management's methodology and model for developing the incremental borrowing rate by performing comparative independent calculations.

/s/ Marcum LLP

We have served as the Company's auditor from 2017 to 2022.

Hartford, CT
March 30, 2022

THE LOVESAC COMPANY
BALANCE SHEETS
JANUARY 29, 2023 AND JANUARY 30, 2022

(amounts in thousands, except share and per share amounts)		2023		2022
Assets				
Current Assets				
Cash and cash equivalents.	$	43,533	$	92,392
Trade accounts receivable		9,469		8,547
Merchandise inventories, net		119,962		108,493
Prepaid expenses and other current assets		21,077		15,726
Total Current Assets		194,041		225,158
Property and equipment, net.		52,904		34,137
Operating lease right-of-use assets		138,271		100,891
Other Assets				
Goodwill		144		144
Intangible assets, net		1,411		1,413
Deferred tax asset		9,420		9,836
Other assets.		21,863		—
Total Other Assets		32,838		11,393
Total Assets	$	418,054	$	371,579
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable	$	24,576	$	33,247
Accrued expenses		23,392		40,497
Payroll payable		6,783		9,978
Customer deposits.		6,760		13,316
Current operating lease liabilities.		21,898		16,382
Sales taxes payable		5,430		5,359
Total Current Liabilities.		88,839		118,779
Operating Lease Liabilities, long term		135,955		96,574
Line of Credit		—		—
Total Liabilities	$	224,794	$	215,353
Commitments and Contingencies (see Note 8)				
Stockholders' Equity				
Preferred Stock $0.00001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of Jan 29, 2023 and Jan 30, 2022.		—		—
Common Stock $0.00001 par value, 40,000,000 shares authorized, 15,195,698 shares issued and outstanding as of Jan 29, 2023 and 15,123,338 shares issued and outstanding as of Jan 30, 2022.		—		—
Additional paid-in capital		182,554		173,762
Accumulated income (deficit)		10,706		(17,536)
Stockholders' Equity.		193,260		156,226
Total Liabilities and Stockholders' Equity	$	418,054	$	371,579

The accompanying notes are an integral part of these financial statements

THE LOVESAC COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 29, 2023, JANUARY 30, 2022, AND JANUARY 31, 2021

(amounts in thousands, except per share data and share amounts)	2023	2022	2021
Net sales	$ 651,545	$ 498,239	$ 320,738
Cost of merchandise sold	305,719	224,894	145,966
Gross profit	345,826	273,345	174,772
Operating expenses			
Selling, general and administration expenses	216,103	161,967	111,354
Advertising and marketing	79,864	65,078	41,925
Depreciation and amortization	10,842	7,859	6,613
Total operating expenses	306,809	234,904	159,892
Operating income	39,017	38,441	14,880
Interest expense, net	(117)	(179)	(67)
Net income before taxes	38,900	38,262	14,813
(Provision for) benefit from income taxes	(10,658)	7,638	(86)
Net income	$ 28,242	$ 45,900	$ 14,727
Net income per common share:			
Basic	$ 1.86	$ 3.04	$ 1.01
Diluted	$ 1.77	$ 2.86	$ 0.96
Weighted average number of common shares outstanding:			
Basic	15,198,754	15,107,958	14,610,617
Diluted	15,955,668	16,058,111	15,332,998

The accompanying notes are an integral part of these financial statements

THE LOVESAC COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 29, 2023, JANUARY 30, 2022, AND JANUARY 31, 2021

(amounts in thousands, except share amounts)	Common Shares	Amount	Additional Paid-in Capital	Accumulated (Deficit) Income	Total
Balance – February 2, 2020	14,472,611	$ —	$ 168,318	$ (78,163)	$ 90,155
Net income	—	—	—	14,727	14,727
Equity-based compensation	—	—	4,681	—	4,681
Issuance of common stock for restricted stock	99,498	—	—	—	—
Taxes paid for net share settlement of equity awards	—	—	(1,717)	—	(1,717)
Exercise of warrants	439,447	—	100	—	100
Balance – January 31, 2021	15,011,556	—	171,382	(63,436)	107,946
Net income	—	—	—	45,900	45,900
Equity-based compensation	—	—	5,859	—	5,859
Issuance of common stock for restricted stock	100,826	—	—	—	—
Taxes paid for net share settlement of equity awards	—	—	(3,583)	—	(3,583)
Exercise of warrants	10,956	—	104	—	104
Balance – January 30, 2022	15,123,338	—	173,762	(17,536)	156,226
Net income	—	—	—	28,242	28,242
Equity-based compensation	—	—	10,450	—	10,450
Issuance of common stock for restricted stock	72,360	—	—	—	—
Taxes paid for net share settlement of equity awards	—	—	(1,658)	—	(1,658)
Balance – January 29, 2023	15,195,698	$ —	$ 182,554	$ 10,706	$ 193,260

The accompanying notes are an integral part of these financial statements

THE LOVESAC COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 29, 2023, JANUARY 30, 2022, AND JANUARY 31, 2021

(amounts in thousands)	2023	2022	2021
Cash Flows from Operating Activities			
Net income	$ 28,242	$ 45,900	$ 14,727
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization of property and equipment	10,454	7,154	6,100
Amortization of intangible assets	388	705	513
Amortization of deferred financing fees	164	91	88
Net loss on disposal of property and equipment	45	464	5
Impairment of long-lived assets	—	554	245
Equity-based compensation	10,450	5,859	4,681
Deferred rent	—	—	3,641
Non-cash lease expense	19,265	14,953	—
Deferred income taxes	416	(9,836)	—
Gain on recovery of insurance proceeds – lost profit margin	—	(632)	—
Changes in operating assets and liabilities:			
Trade accounts receivable	(921)	(4,034)	2,675
Merchandise inventories	(11,470)	(56,819)	(14,017)
Prepaid expenses and other current assets	890	(2,459)	(2,060)
Other assets	(21,459)	—	—
Accounts payable and accrued expenses	(33,002)	39,195	19,584
Operating lease liabilities	(18,281)	(14,400)	—
Customer deposits	(6,556)	7,323	4,339
Net Cash (Used in) Provided by Operating Activities	(21,375)	34,018	40,521
Cash Flows from Investing Activities			
Purchase of property and equipment	(25,242)	(15,887)	(8,374)
Payments for patents and trademarks	(307)	(601)	(678)
Net Cash Used in Investing Activities	(25,549)	(16,488)	(9,052)
Cash Flows from Financing Activities			
Taxes paid for net share settlement of equity awards	(1,658)	(3,583)	(1,717)
Proceeds from the exercise of warrants	—	104	100
Payment of deferred financing costs	(277)	—	(50)
Net Cash Used in Financing Activities	(1,935)	(3,479)	(1,667)
Net Change in Cash and Cash Equivalents	(48,859)	14,051	29,802
Cash and Cash Equivalents – Beginning	92,392	78,341	48,539
Cash and Cash Equivalents – End	$ 43,533	$ 92,392	$ 78,341
Supplemental Cash Flow Disclosures			
Cash paid for taxes	$ 10,670	$ 1,121	$ 86
Cash paid for interest	$ 192	$ 95	$ 85
Non-cash investing activities:			
Asset acquisitions not yet paid for at end of year	$ 4,103	$ —	$ —

The accompanying notes are an integral part of these financial statements

THE LOVESAC COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies

Nature of Operations

The Lovesac Company (the "Company", "we", "us" or "our") is a technology driven company that designs, manufactures and sells unique, high quality furniture derived through its proprietary "Designed for Life" approach which results in products that are built to last a lifetime and designed to evolve as our customers' lives do. The Company markets and sells its products through modern and efficient showrooms and, increasingly, through online sales directly at www.lovesac.com, supported by direct-to-consumer touch-feel points in the form of our own showrooms, which include our newly created mobile concierge and kiosks, as well as through shop-in-shops and online pop-up-shops with third party retailers. As of January 29, 2023, the Company operated 195 showrooms including kiosks and mobile concierges located throughout the United States. The Company was formed as a Delaware corporation on January 3, 2017, in connection with a corporate reorganization with SAC Acquisition LLC, a Delaware limited liability company ("SAC LLC"), the predecessor entity to the Company.

Basis of Presentation

The financial statements of the Company as of January 29, 2023 and January 30, 2022 and for the years ended January 29, 2023, January 30, 2022 and January 31, 2021 have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission.

Fiscal Year

The Company's fiscal year is determined on a 52/53 week basis ending on the Sunday closest to February 1. Hereinafter, fiscal years ended January 29, 2023, January 30, 2022 and January 31, 2021 are referred to as fiscal 2023, 2022 and 2021, respectively. Fiscal 2023, 2022 and 2021 were 52-week fiscal years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company evaluates its estimates and judgements on an ongoing basis based on historical experience, expectations of future events and various other factors we believe to be reasonable under the circumstances and revise them when necessary in the period the change is determined. Actual results may differ from the original or revised estimates.

Revenue Recognition

Our revenue consists substantially of product sales. The Company reports product sales net of discounts and recognized at a point in time when control transfers to the customer, which occurs when products are shipped. The Company excludes from the measurement of the transaction price all taxes assessed by governmental authorities collected from a customer, including sales, use, excise, value-added, and franchise taxes (collectively referred to as sales taxes). The Company applies the practical expedient for contracts with duration of one year or less and therefore does not consider the effects of the time value of money.

Shipping and handling charges billed to customers are included in revenue. The Company recognizes shipping and handling expense as fulfillment activities (rather than a promised good or service) when the activities are performed. Accordingly, the Company records the expenses for shipping and handling activities at the same time the Company recognizes revenue. Shipping and handling costs incurred are included in cost of merchandise sold and include inbound freight and tariff costs relative to inventory sold, warehousing, and last mile shipping to our customers. Shipping and handling costs were $158.0 million in fiscal 2023, $112.8 million in fiscal 2022, and $63.1 million in fiscal 2021.

Estimated refunds for returns are recorded using our historical return patterns, adjusting for any changes in returns policies and current product performance. The Company records estimated refunds for net sales returns on a monthly basis as a reduction of net sales and cost of sales on the statement of operations and an increase in inventory and

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

customers return liability on the balance sheet. As of January 29, 2023 and January 30, 2022, we recorded a return liability of $4.5 million and $2.0 million within accrued expenses, and a corresponding asset for the net realizable value of inventory to be returned for $1.0 million and $0.4 million, respectively, in merchandise inventories on our Balance Sheet.

In some cases, deposits are received before the Company transfers control, resulting in the recognition of contract liabilities, reported as customer deposits on our Balance Sheet. As of January 29, 2023, and January 30, 2022, the Company recorded customer deposit liabilities the amount of $6.8 million and $13.3 million, respectively. During the years ended January 29, 2023, and January 30, 2022, the Company recognized $13.3 million and $6.0 million related to customer deposits from fiscal 2022 and 2021.

The Company offers its products through showrooms and through the Internet. The other channel predominantly represents sales through the use of online and in store pop-up shops, shop-in-shops, and barter inventory transactions. In store pop-up-shops are staffed with associates trained to demonstrate and sell our product. The following represents sales disaggregated by channel:

(in thousands)		2023		2022		2021
Showrooms	$	398,550	$	298,989	$	146,150
Internet		176,519		150,622		151,065
Other		76,476		48,628		23,523
Total net sales	$	651,545	$	498,239	$	320,738

The Company has no foreign operations and its sales to foreign countries was less than .01% of total net sales in fiscal 2023, 2022, and 2021.

The Company had no customers in fiscal 2023, 2022, or 2021 that comprise more than 10% of total net sales. See **Note 11. Segment Information** for net sales disaggregated by product**.**

Barter Arrangements

The Company has a bartering arrangement with a third-party vendor. The Company repurposes returned open-box inventory in exchange for media credits, which are being used to support our advertising initiatives to create brand awareness and drive net sales growth. Barter transactions with commercial substance are recorded at a transaction price based on the estimated fair value of the non-cash consideration of the media credits to be received and the revenue is recognized when control of inventory is transferred, which is when the inventory is picked up in our warehouse. Fair value is estimated using various considerations, including the cost of similar media advertising if transacted directly, the expected sales price of product given up in exchange for the media credits, and the expected usage of media credits prior to expiration based on a marketing spend forecast. The Company recognizes an asset for media credits which is subsequently evaluated for impairment at each reporting period for any changes in circumstances. As the barter credits are expected to be utilized at various dates through their expiration dates, the Company will classify the amount expected to be utilized in the next fiscal year as current, which is included in Prepaid and Other Current Assets, with the remaining balance included as part of Other Assets on the balance sheet.

For the year ended January 29, 2023, and January 30, 2022, the Company recognized $21.3 million and $3.5 million, respectively, of barter sales in exchange for media credits. The Company had $25.2 million and $3.4 million of unused media credits as of January 29, 2023, and January 30, 2022, respectively, and did not recognize any impairment. The difference between the opening and closing balances of the Company's prepaid barter credit primarily results from the inventory exchanged for media credits during the period, offset by utilization of those credits.

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents. The Company has deposits with financial institutions that maintain Federal Deposit Insurance Corporation "FDIC" deposit insurance up to $250,000 per depositor. The portion of the deposit in excess of this limit represents a credit risk to the Company. Due to the high cash balance maintained by the Company, the Company does maintain depository balances in excess of the insured amounts.

Trade Accounts Receivable, net

Trade accounts receivable are stated at their estimated realizable amount and do not bear interest for which collectability is reasonably assured. Management determines the allowance for doubtful accounts by regularly evaluating individual customer accounts, considering the customer's financial condition, and credit history, and general and industry current economic conditions. Trade accounts receivables are evaluated for collectability on a regular basis and an allowance is recorded, if necessary. Recoveries of amounts previously written off are recorded when received. Historically, collection losses have been immaterial as a significant portion of the Company's receivables are related to individual credit card transactions and two wholesale customers. The Company recognized $0.4 million related to bad debt write-offs for fiscal 2023, and 2022, and recognized $0.8 million for fiscal 2021, respectively.

Breakdown of trade accounts receivable is as follows:

(in thousands)	As of January 29, 2023		As of January 30, 2022	
Credit card receivables	$	5,069	$	3,186
Wholesale receivables		4,400		5,361
Total trade receivable, net	$	9,469	$	8,547

The Company had two wholesale customers that comprised 100% of wholesale receivables at January 29, 2023 and January 30, 2022, respectively.

Prepaid Expenses and Other Current Assets

The Company recognizes payments made for goods and services to be received in the near future as prepaid expenses and other current assets. Prepaid expenses and other current assets consist primarily of payments related to insurance premiums, deposits, prepaid rent, prepaid inventory, and other costs.

Merchandise Inventories, net

Merchandise inventories are comprised of finished goods which are carried at the lower of cost or net realizable value. Cost is determined on a weighted-average method basis. Merchandise inventories consist primarily of foam filled furniture, sectional couches, and related accessories. The Company adjusts its inventory for obsolescence based on historical trends, aging reports, specific identification and its estimates of future retail sales prices. In addition, the Company includes capitalized freight and warehousing costs in inventory relative to the finished goods in inventory.

Gift Certificates and Merchandise Credits

The Company sells gift certificates and issues merchandise credits to its customers in the showrooms and through its website. Revenue associated with gift certificates and merchandise credits is deferred until redemption of the gift certificate and merchandise credits. The Company did not recognize any breakage revenue in fiscal 2023, fiscal 2022 or fiscal 2021 as the Company continues to honor all outstanding gift certificates.

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Office and showroom furniture and equipment, software and vehicles are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over their expected useful lives or lease term, whichever is shorter.

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts, and any resulting gain or loss is reflected in operations for the period. The disposals generally relate to the decommissioning of aged assets, remodeled showrooms, and fixtures used during pop-up-shops. Expenditures for major betterments that extend the useful lives of property and equipment are capitalized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identified net assets of each business acquired. Goodwill and other indefinite-lived intangible assets are tested annually for impairment in the fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible asset is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment test will be performed. If goodwill is quantitatively assessed for impairment, a two-step approach is applied. There were no impairments during fiscal 2023, 2022, or 2021.

Intangible Assets, net

Intangible assets with finite useful lives, including patents, trademarks, and other intangible assets are being amortized on a straight-line basis over their estimated lives of 10 years, 3 years, and 5 years, respectively. Intangible assets with finite useful lives are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the asset might not be recovered. There were no impairments during fiscal 2023, 2022, or 2021.

Impairment of Long Lived Assets

Our long-lived assets consist of property and equipment and right-of-use assets from leases. Property and equipment includes leasehold improvements, and other tangible assets. Long-lived assets are reviewed for potential impairment at such time that events or changes in circumstances indicate that the carrying amount of an asset might not be recovered. We evaluate for impairment at the individual showroom level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we will first compare the carrying amount of the assets to the future undiscounted cash flows for the respective long-lived asset. If the estimated future cash flows are less than the carrying amounts of the assets, an impairment loss is measured as the excess of the carrying value over its fair value. We estimate fair value based on future discounted cash flow based on our historical operations of the showroom and estimates of future showroom profitability and economic conditions. These estimates include factors such as sales growth, gross margin, employment costs, lease escalation, and overall macroeconomic conditions, and are therefore subject to variability. Actual future results may differ from those estimates. If required, an impairment loss is recorded for that portion of the assets' carrying value in excess of fair value.

In fiscal 2023, the Company did not recognize any impairment charges associated with showroom-level right of use lease assets. During fiscals 2022 and 2021, the Company recorded impairment charges of $0.6 million and $0.2 million, respectively, associated with the assets of an underperforming retail locations. The impairments were recorded in selling, general and administrative in the Company's Statements of Operations.

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

Product Warranty

Depending on the type of merchandise, the Company offers either a three-year limited warranty or a lifetime warranty. The Company's warranties require it to repair or replace defective products at no cost to the customer. At the time product revenue is recognized, the Company reserves for estimated future costs that may be incurred under its warranties based on historical experience. The Company periodically reviews the adequacy of its recorded warranty liability. Product warranty expense, without any reserve adjustments, was approximately $0.7 million, $0.5 million, and $0.7 million in fiscal 2023, 2022, and 2021. The increase in fiscal 2023 is related to an increase in warranty claims related to an increase in net sales. Warranty reserve was $0.7 million as of January 29, 2023 and January 30, 2022.

Leases

The Company adopted Accounting Standards Update (ASU) No.2016-02, *Leases* (ASC 842) during fiscal 2022. The Company leases its office, warehouse facilities and retail showrooms under operating lease agreements which expire at various dates through January 2034. Leases with an initial term of twelve months or less are not recorded on the balance sheet and are expensed on a straight-line basis over the lease term in the Statements of Operations.

The Company determines if a contract contains a lease at inception based on our right to control the use of an identified asset and our right to obtain substantially all of the economic benefits from the use of that identified asset. Operating right-of-use assets represents the right to use an underlying asset pursuant to the lease for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease, both of which are recognized based on the present value of future minimum lease payments over the lease term at the commencement date, Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. We combine lease and non-lease components for our showroom real estate leases in determining the lease payments subject to the initial present value calculation.

The lease payments are discounted at the Company's incremental borrowing rate as the implicit rate in the lease is not readily determinable for most of the Company's leases, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. We determine incremental borrowing rates as of the first day of each fiscal year and analyze changes in interest rates and the Company's credit profile to determine if the rates need to be updated during the fiscal year.

We recognize operating lease cost over the estimated term of the lease, which includes options to extend lease terms that are reasonably certain of being exercised, starting when possession of the property is taken from the landlord, which normally includes a construction period prior to the showroom opening. When a lease contains a predetermined fixed escalation of the fixed rent, we recognize the related operating lease cost on a straight-line basis over the lease term. In addition, certain of our lease agreements include variable lease payments, such as payments based on a percentage of net sales that are in excess of a predetermined level and/or increases based on a change in the consumer price index or fair market value. These variable lease payments are excluded from minimum lease payments and are included in the determination of net lease cost when it is probable that the expense has been incurred and the amount can be reasonably estimated. If an operating lease asset is impaired, the remaining operating lease asset will be amortized on a straight-line basis over the remaining lease term.

Fair Value Measurements

The carrying amount of the Company's financial instruments classified as current assets and current liabilities approximate fair values based on the short-term nature of the accounts.

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs, other than advertising and marketing expense, not included in cost of merchandise sold. These expenses include all payroll and payroll-related expenses; showroom expenses, including occupancy costs related to showroom operations, such as rent and common area maintenance; occupancy and expenses related to many of our operations at our headquarters, including utilities, equity based compensation, financing related expenses and public company expenses; and credit card transaction fees. Selling, general and administrative expenses as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters because a significant portion of the costs are relatively fixed.

Employee Benefit Plan

In February 2017, the Company established the The Lovesac Company 401(k) Plan (the "401(k) Plan") with elective deferrals beginning May 1, 2017. The 401(k) Plan calls for elective deferral contributions, safe harbor matching contributions and profit sharing contributions. All employees of the Company will be eligible to participate in the 401(k) Plan in the month following one (1) month of service and the employee is over age 21. Participants are able to contribute up to 100% of their eligible compensation to the 401(k) Plan subject to limitations with the IRS. Employer contributions to the 401(k) Plan for fiscal 2023, fiscal 2022, and fiscal 2021 were approximately $1.3 million, $0.8 million, and $0.5 million, respectively.

Advertising and Marketing Expenses

Advertising and marketing expense include digital, social, and traditional advertising and marketing initiatives, that cover all of our business channels. All advertising costs are expensed as incurred, or upon the release of the initial advertisement. Total advertising expenses were $79.9 million, $65.1 million, and $41.9 million in fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

Showroom Preopening and Closing Costs

Non-capital expenditures incurred in preparation for opening new retail showrooms are expensed as incurred and included in selling, general and administrative expenses.

The Company continually evaluates the profitability of its showrooms. When the Company closes or relocates a showroom, the Company incurs unrecoverable costs, including the net book value of abandoned fixtures and leasehold improvements, lease termination payments, costs to transfer inventory and usable fixtures and other costs of vacating the leased location. Such costs are expensed as incurred and are included in selling, general and administrative expenses.

Equity-Based Compensation

The Company adopted the 2017 Equity Plan which provides for awards in the form of options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards. All awards shall be granted within 10 years from the effective date of the 2017 Equity Plan. Vesting is typically over a three or four-year period and is contingent upon continued employment with the Company on each vesting date.

THE LOVESAC COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of Presentation, and Summary of Significant Accounting Policies (cont.)

The fair value of the restricted stock units is determined based on the closing price of the Company's common stock on the grant date and the expense is recognized over the service period. For performance based restricted stock units, the number of units received will depend on the achievement of financial metrics relative to the approved performance targets. For performance based restricted stock units, stock-based compensation expense is recognized based on expected achievement of performance targets. The Company recognizes forfeitures as they occur.

Income Taxes

The Company accounts for uncertainty in income taxes using a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Deferred income taxes are provided on temporary differences between the income tax basis of assets and liabilities and the amounts reported in the financial statements and on net operating loss and tax credit carry forwards.

A valuation allowance is provided for that portion of deferred income tax assets not likely to be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Basic and Diluted Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and common stock equivalents outstanding during the period. Diluted net income (loss) per common share includes, in periods in which they are dilutive, the effect of those potentially dilutive securities where the average market price of the common stock exceeds the exercise prices for the respective periods. In fiscal 2023, the effects of 640,256 unvested restricted stock units, and 281,750 common stock warrants were included in the diluted share calculation. The effects of 495,366 stock options were excluded in the diluted net income per common share calculation because the effects of including theses potentially dilutive shares was antidilutive.

In fiscal 2022, the effects of 533,333 unvested restricted stock units, 495,366 stock options and 281,750 common stock warrants were included in the diluted share calculation.

In fiscal 2021, the effects of 655,558 unvested restricted stock units and 293,973 common stock warrants were included in the diluted share calculation. The effects of 495,366 stock were excluded in the diluted net loss per common share calculation as the effects of including theses potentially dilutive shares was antidilutive.

Recent Accounting Pronouncements

The Company has considered all recent accounting pronouncements issued by the Financial Accounting Standards Board and they were considered to be not applicable or the adoption of such pronouncements will not have a material impact on the financial statements.

THE LOVESAC COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 2. Property and Equipment, net

Property and equipment as of January 29, 2023 and January 30, 2022 consists of (in thousands):

	Estimated Life	2023	2022
Office and store furniture, and equipment	5 Years	$ 8,933	$ 6,497
Software	3 Years	3,996	3,625
Leasehold improvements	Shorter of estimated useful life or lease term	60,964	40,788
Computers.	3 Years	4,032	2,138
Tools, Dies, Molds	5 Years	868	764
Vehicles.	5 Years	497	497
Construction in process.	NA	6,329	2,765
Total		85,619	57,074
Accumulated depreciation and amortization		(32,715)	(22,937)
Property and equipment, net.		$ 52,904	$ 34,137

Depreciation and amortization expense was $10.5 million, $7.2 million, and $6.1 million in fiscal 2023, 2022, and 2021, respectively.

Note 3. Intangible Assets, net

A summary of other intangible assets follows (in thousands):

		January 29, 2023		
	Weighted-Average Remaining Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net carrying amount
Patents.	7.6	$ 3,091	$ (1,864)	$ 1,227
Trademarks	2.2	1,522	(1,338)	184
Other intangibles.	—	840	(840)	—
Total		$ 5,453	$ (4,042)	$ 1,411

		January 30, 2022		
	Weighted-Average Remaining Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net carrying amount
Patents.	8.1	$ 2,838	$ (1,626)	$ 1,212
Trademarks	2.2	1,390	(1,189)	201
Other intangibles.	—	840	(840)	—
Total		$ 5,068	$ (3,655)	$ 1,413

Amortization expense was $0.4 million, $0.7 million, and $0.5 million in fiscal 2023, 2022, and 2021, respectively.

Expected amortization expense by fiscal year for these other intangible assets follows (in thousands):

2024.	$ 356
2025.	299
2026.	225
2027.	178
2028.	139
Thereafter	214
	$ 1,411

Note 4. Prepaid Expenses and Other Current Assets

A summary of other prepaid and other current assets follows (in thousands):

	2023	2022
Tenant allowance receivable	$ 6,160	$ 2,781
Barter credits	3,770	3,407
Rebate receivable	2,780	226
Prepaid insurance	2,009	1,667
Prepaid catalog costs and related	1,557	4,794
Prepaid taxes	1,000	—
Prepaid software licenses	945	790
Deposits	662	421
Prepaid rent	505	62
Prepaid inventory	49	475
Other	1,640	1,103
	$ 21,077	$ 15,726

Note 5. Accrued Expenses

A summary of accrued expenses follows (in thousands):

	2023	2022
Accrued warehouse expenses	$ 5,625	$ 2,671
Customer return liability	4,483	2,026
Accrued professional fees	2,167	2,268
Accrued freight and shipping	2,131	23,683
Accrued occupancy	1,278	1,284
Accrued state income taxes	1,187	1,007
Accrued insurance	1,026	973
Accrued credit card fees	770	542
Accrued advertising fees	739	4,150
Warranty liability	721	689
Other accrued expenses	3,265	1,204
	$ 23,392	$ 40,497

Note 6. Income Taxes

The Company is subject to federal, state and local corporate income taxes. The components of the provision for income taxes reflected on the statements of operations are set forth below:

	2023	2022	2021
Current taxes:			
U.S. federal	$ 6,990	$ —	$ —
State and local	3,252	2,198	86
Total current tax expense	$ 10,242	$ 2,198	$ 86
Deferred taxes:			
U.S. federal	$ 1,322	$ (7,254)	$ —
State and local	(906)	(2,582)	—
Total deferred tax expense (benefit)	416	(9,836)	—
Total tax provision	$ 10,658	$ (7,638)	$ 86

Note 6. Income Taxes (cont.)

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	2023	**2022**	**2021**
Provision (benefit) at federal Statutory rates	21.0%	21.0%	21.0%
State tax, net of federal provision (benefit)	4.3%	4.9%	3.3%
Non-deductible executive compensation.	1.7%	1.9%	—%
Permanent adjustments	0.2%	—%	0.1%
Equity-based compensation	0.1%	(4.7)%	(2.8)%
Federal true-ups.	0.1%	(0.4)%	0.4%
Change in valuation allowance	—%	(42.7)%	(21.4)%
Income tax provision.	27.4%	(20.0)%	0.6%

Significant components of the Company's deferred tax assets are as follows (in thousands):

	2023	**2022**
Deferred Income Tax Assets		
Federal net operating loss carryforward	$ —	$ 2,082
State net operating loss carryforward	595	1,403
Intangible assets	403	397
Accrued liabilities.	2,952	3,243
Equity-based compensation	3,247	2,032
Merchandise inventories	726	689
Charitable Contributions.	—	12
R&D Capitalization	1,920	—
Operating Lease Liabilities.	40,814	29,129
Total Deferred Income Tax Assets	50,657	38,987
Deferred Income Tax Liabilities		
Operating Lease Right of Use Asset.	(36,224)	(26,726)
Property and equipment	(5,013)	(2,425)
Total Deferred Tax Liabilities	(41,237)	(29,151)
Net Deferred Income Tax Asset	$ 9,420	$ 9,836

At January 29, 2023, the Company did not have any net operating loss carryforwards available for federal income tax purposes. At January 30, 2022, the Company had net operating loss carryforwards available for federal income tax purposes of approximately $9.9 million. In addition, the Company has approximately $9.4 million and $22.2 million of state net operating loss carryforwards as of January 29, 2023 and January 30, 2022, respectively. The state net operating losses expire at various times between 2031 and 2040. The statute of limitations has expired for all tax years prior to 2019 for federal and state tax purposes. However, the net operating losses generated on the Company's federal and state tax returns in prior years may be subject to adjustments by the federal and state tax authorities.

Prior to the fiscal 2022 year-end, the Company recorded a full valuation allowance on its net deferred tax assets, as it did not meet the more likely than not threshold required under ASC 740-10-30. For the year ended January 30, 2022, the Company reversed its full valuation allowance of $16.4 million, as it assessed and concluded that it met the more likely than not threshold of realizing its net deferred tax assets. The main forms of positive evidence to support the valuation allowance release were the substantial realization of its net operating loss carryforwards and cumulative three years of income. As of January 29, 2023, the Company did not record a valuation allowance against its net deferred tax assets, due to its assessment and conclusion that it is more likely than not that it would realize its net deferred tax assets.

Note 6. Income Taxes (cont.)

As of January 29, 2023 and January 30, 2022, the Company assessed and concluded that it does not have any unrecognized tax benefits. The Company does not anticipate any material adjustments relating to unrecognized tax benefits within the next twelve months; however, the ultimate outcome of tax matters is uncertain and unforeseen results can occur. We had no interest or penalties during fiscal years 2023, 2022, and 2021, and we do not anticipate any such items during the next twelve months. Our policy is to record interest and penalties directly related to uncertain tax positions as income tax expense in the statements of operations. The IRS is auditing the Company's fiscal 2019 federal income tax return. The Company has been responding to information requests and at this time, the Internal Revenue Service (IRS) has not proposed any adjustments.

On August 16, 2022, the Inflation Reduction Act was signed into law. The Inflation Reduction Act includes various tax provisions, which are effective for tax years beginning on or after January 1, 2023. The Company assessed and concluded that the Inflation Reduction Act did not have an impact to the financials as of January 29, 2023, and will continue to monitor the impact of the changes.

For tax years beginning after December 31, 2021, the Tax Cuts & Jobs Act of 2017 eliminated the option to deduct research and development expenditures as incurred and instead required taxpayers to capitalize and amortize them over five or 15 years beginning in 2022. These changes in tax laws did not have a material impact on the Company's results of operations for the year ended January 30, 2022. For the year ended January 29, 2023 due to the capitalization of research and development expenditures, the Company's current federal taxable income increased by approximately $7.7 million with a corresponding increase in the Company's deferred tax assets. The Company will continue to monitor the impact of changes in tax legislation.

Note 7. Leases

During fiscal 2022, the Company adopted ASC No. 2016-02, *Leases* (Topic 842). Components of lease expense were as follows (in thousands):

	2023	2022
Operating lease expense	$ 24,173	$ 18,902
Variable lease expense	16,207	12,439
Short term lease expense.	721	336
Total lease expense	$ 41,101	$ 31,677

Variable lease expense includes index-based changes in rent, maintenance, real estate taxes, insurance and other variable charges included in the lease as well as rental expenses related to short term leases.

The Company's weighted average lease term and weighted average discount rates are as follows:

	For the year ended	
	2023	2022
Weighted average remaining lease term (in years)		
Operating Leases.	7.4	6.29
Weighted average discount rate		
Operating Leases.	4.10%	3.44%

During the fiscal year ended January 29, 2023, we did not recognize any impairment charges associated with showroom-level right-of-use assets. During the fiscal year ended January 30, 2022, we recognized impairment charges totaling $0.6 million associated with showroom-level ROU assets that were included as part of selling, general and administrative expenses. We did not recognize any impairment charges with showroom-level right-of-use assets during the fiscal year ended January 31, 2021 as we did not adopt ASC 842 until fiscal year 2022.

Note 7. Leases (cont.)

Future minimum lease payments under non-cancelable leases as of January 29, 2023 were as follows (in thousands):

2024. . . . . $	27,671
2025.	26,759
2026.	24,447
2027.	22,083
2028.	19,747
Thereafter	62,832
Total undiscounted future minimum lease payments	183,539
Less: imputed interest	(25,686)
Total present value of lease obligations	157,853
Less: current operating lease liability	(21,898)
Operating lease liability — long term. . . . . $	135,955

Supplemental cash flow information and non-cash activity related to our operating leases is as follows (in thousands):

	2023	2022
Operating cash flow information:		
Cash paid for operating lease liabilities . . . . $	23,724 $	14,400
Non-cash activities		
Net additions to right-of-use assets obtained in exchange for lease obligations . . . . . $	56,099 $	116,048

Note 8. Commitments, Contingencies and Related Parties

Legal Contingency

The Company is involved in various legal proceedings in the ordinary course of business. Where appropriate, the Company has made accruals with respect to these matters, however, for cases where liability is not probable or the amount cannot be reasonably estimated, accruals have not been made. Management cannot presently predict the outcome of these matters, although management believes, based in part on the advice of counsel, that the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

The Company received management services from Mistral Capital Management, LLC ("Mistral") under a contractual agreement that ended on January 31, 2021. One of our directors is a member and principal of Mistral. There were no management fees incurred in fiscal 2023 or fiscal 2022, and management fees totaled approximately $0.4 million in fiscal 2021, and are included in selling, general and administrative expenses. There were no amounts payable to Mistral as of January 29, 2023 or January 30, 2022. There were less than $0.1 million in amounts payable to Mistral as of January 31, 2021.

The Company also received management services from Satori Capital, LLC ("Satori") under a contractual agreement that ended on January 31, 2021. One of our directors is a partner at Satori. There were no management fees incurred in fiscal 2023 or fiscal 2022 and management fees totaled approximately $0.1 millions in fiscal 2021 and are included in selling, general and administrative expenses. There were no amounts payable to Satori as of January 29, 2023 or January 30, 2022. Amounts payable to Satori as of January 31, 2021 were less than $0.1 million consisting of management fees which were included in accounts payable in the accompanying balance sheet as of January 31, 2021.

The Company engaged Blueport Commerce ("Blueport"), a company owned in part by investment vehicles affiliated with Mistral, as an ecommerce platform in February 2018. The Company terminated the Blueport contract in fiscal 2021 in order to launch a new enhanced ecommerce platform. There were no fees incurred in fiscal 2023 or 2022. There was $2.1 million of fees incurred with Blueport for sales transacted through the platform and an early termination fee of $0.7 million during fiscal 2021. There were no amounts payable as of January 29, 2023, January 30, 2022, or January 31, 2021.

Note 8. Commitments, Contingencies and Related Parties (cont.)

Recovery of Insurance Proceeds

During fiscal year 2022, a warehouse the Company had inventory in was damaged by fire and qualified for a loss recovery claim. The Company disposed of inventory of approximately $0.6 million. The Company reached an agreement with its insurance carrier and the Company received a cash insurance recovery of approximately $1.2 million for the reimbursement of lost inventory and profit margin. Accordingly, the Company recognized a gain of approximately $0.6 million related to the recovery of lost profit margin and is included in the accompanying statements of operations as a reduction to cost of goods sold. No other insurance proceeds were received during the periods presented.

Note 9. Stockholders' Equity

Common Stock Warrants

On June 29, 2018, the Company issued 281,750 warrants with a five-year term to Roth Capital Partners, LLC as part of the underwriting agreement in connection with the Company's IPO. The warrants remain outstanding as of January 29, 2023. Warrants may be exercised on a cashless basis, where the holders receive fewer shares of common stock in lieu of a cash payment to the Company. In fiscal 2023, there were no exercises of warrants. In fiscal 2022, 5,625 warrants were exercised, which resulted in the issuance of 10,956 common shares. There were 98 warrants that expired as of January 30, 2022. In fiscal 2021, 738,897 warrants were exercised on a cashless basis and resulted in the issuance of 439,447 common shares.

The following represents warrant activity during fiscal 2023, 2022, and 2021:

	Average exercise price	Number of warrants	Weighted average remaining contractual life (in years)
Outstanding at February 2, 2020.	16.83	1,039,120	1.93
Warrants issued.	—	—	—
Expired and canceled	—	—	—
Exercised.	16.00	(745,147)	0.41
Outstanding at January 31, 2021.	19.07	293,973	2.57
Warrants issued.	—	—	—
Expired and canceled	9.83	(98)	—
Exercised.	16.00	(12,125)	0.09
Outstanding at January 30, 2022.	19.20	281,750	1.41
Warrants issued.	—	—	—
Expired and canceled	—	—	—
Exercised.	—	—	—
Outstanding at January 29, 2023.	$ 19.20	281,750	0.41

Equity Incentive Plans

The Company adopted the 2017 Equity Plan which provides for awards in the form of options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, cash-based awards and other stock-based awards. All awards shall be granted within 10 years from the effective date of the 2017 Equity Plan. In June 2020, the stockholders of the Company approved an amendment to the 2017 Equity Plan that increased the number of shares of common stock reserved for issuance under the 2017 Equity Plan by 690,000 shares of common

THE LOVESAC COMPANY
NOTES TO FINANCIAL STATEMENTS

Note 9. Stockholders' Equity (cont.)

stock. The number of shares of common stock reserved for issuance under the 2017 Equity Plan increased from 1,414,889 to 2,104,889 shares of common stock. In fiscal 2023, the 2017 Equity Plan was amended and restated to, among other things, increase the shares of our common stock authorized and reserved for issuance by 550,000 shares, which increased the number of shares of common stock reserved for issuance under the 2017 Equity Plan to 2,654,889 shares of common stock.

Stock Options

In June 2019, the Company granted 495,366 nonstatutory stock options to certain officers of the Company with an option price of $38.10 per share. 100% of the stock options are subject to vesting on the third anniversary of the date of grant if the officers are still employed by the Company and the average closing price of the Company's common stock for the prior 40 consecutive trading days has been at least $75 by the third anniversary of the grant. Both the employment and the market condition were required to be satisfied no later than June 5, 2022 or the options would terminate. These options were valued using a Monte Carlo simulation model to account for the path dependent market conditions that stipulate when and whether or not the options shall vest. The stock options were modified to extend the term of the options through June 5, 2024. This resulted in additional compensation of approximately $0.9 million, of which, $0.3 million was recorded upon modification and the remaining expense was recognized over the remaining expected term. The market condition was met on June 5, 2021, which was the date on which the average closing price of the Company's common stock had been at least $75 for 40 consecutive trading days. As a result of the market condition being met, the Company accelerated the amortization and recognized additional stock-based compensation expense during fiscal year 2022 of approximately $0.9 million. The awards vested and became exercisable on June 5, 2022.

The following summarizes the activity of our stock options as of January 29, 2023, January 30, 2022, and January 31, 2021 and the changes during fiscal years then ended (in thousands, except share and per share amounts) :

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding at February 2, 2020.	495,366	$ 38.10	2.34	$ —
Granted	—	—		
Canceled and forfeited	—	—		
Outstanding at January 31, 2021.	495,366	38.10	3.35	9,135
Granted	—	—		
Canceled and forfeited	—	—		
Outstanding at January 30, 2022.	495,366	38.10	2.35	6,162
Granted	—	—		
Canceled and forfeited	—	—		
Outstanding and exercisable at January 29, 2023.	495,366	$ 38.10	1.35	$ —

Note 9. Stockholders' Equity (cont.)

Restricted Stock Units

The following table summarizes the activity for the Company's unvested restricted stock units as of January 29, 2023, January 30, 2022, January 31, 2021, and changes during fiscal years then ended, is presented below:

	Number of shares		Weighted average grant date fair value
Unvested at February 2, 2020	183,053	$	21.34
Granted	627,940		16.94
Forfeited	(5,701)		11.86
Vested	(149,734)		16.24
Unvested at January 31, 2021	655,558		18.86
Granted	94,985		78.53
Forfeited	(42,516)		22.67
Vested	(174,694)		19.57
Unvested at January 30, 2022	533,333		28.41
Granted	289,625		44.20
Forfeited	(62,186)		29.09
Vested	(120,516)		36.03
Unvested at January 29, 2023	640,256	$	34.50

Equity-based compensation expense was approximately $10.5 million, $5.9 million, and $4.7 million for fiscal 2023, 2022, and 2021 respectively. In fiscal 2023, The Company recognized $4.3 million related to performance stock units granted in fiscal 2021 with a three year term, which met the performance target of $550 million in net sales and $50 million in Adjusted EBITDA for fiscal 2023.

The total unrecognized equity based compensation cost related to unvested restricted stock unit awards was approximately $4.2 million as of January 29, 2023 and will be recognized in operations over a weighted average period of 1.95 years.

Note 10. Financing Arrangements

Credit Line

On February 6, 2018, the Company established a line of credit with Wells Fargo Bank. The line of credit allowed the Company to borrow up to $25.0 million and matured on February 2023. As of January 30, 2022, the Company's borrowing availability under the line of credit was $22.5 million, and there were no borrowings outstanding on this line of credit.

On March 25, 2022, the Company amended the credit agreement to extend the maturity date to March 25, 2024, and among other things, increase the maximum revolver commitment to $40.0 million, subject to borrowing base and availability restrictions. Availability is based on eligible accounts receivable and inventory. The amended agreement contains a financial covenant that requires us to maintain undrawn availability under the credit facility of at least 10% of the lesser of (i) the aggregate commitments in the amount of $40.0 million and (ii) the amounts available under the credit facility based on eligible accounts receivable and inventory.

Under the amended line of credit, the Company may elect that revolving loans bear interest at either a base rate or a term SOFR based rate, plus, in either case, a margin determined by reference to our quarterly average excess availability under the line of credit and ranging from 0.50% to 0.75% for borrowings accruing interest at a base rate and from 1.625% to 1.850% for borrowings accruing interest at term SOFR. Swing line loans will at all times accrue interest at a base rate plus the applicable margin. The lower margins described above will apply initially and will

Note 10. Financing Arrangements (cont.)

adjust thereafter from time to time based on the quarterly average excess availability under the line of credit. As of January 29, 2023, the Company's borrowing availability under the line of credit was $36.0 million, no borrowings outstanding, and the Company was in compliance with required covenants.

On March 24, 2023, the Company amended the credit agreement to extend the maturity date to September 30, 2024. All other terms of the credit agreement remain unchanged.

Note 11. Segment Information

Segments are reflective of how the chief operating decision maker ("CODM") reviews operating results for the purpose of allocating resources and assessing performance. The CODM group of the Company are the Chief Executive Officer and the President and Chief Operating Officer. The Company's operating segments are the sales channels, which share similar economic and other qualitative characteristics, and are aggregated together as one reportable segment.

The Company's sales by product which are considered one segment are as follows:

	2023	2022	2021
Sactionals	$ 584,815	$ 436,588	$ 271,018
Sacs	55,145	52,478	44,975
Other	11,585	9,173	4,745
Total net sales	$ 651,545	$ 498,239	$ 320,738